Prospectus Supplement
To Prospectus dated April 2, 2004
Filed Pursuant to Rule 424(b)(2)
Registration No.s 333-114165
33-83774

$750,000,000

5.40% Notes due 2014

Interest on the notes of AstraZeneca PLC will be payable semiannually on June 1 and December 1 of each year, beginning December 1, 2004. We may redeem the notes, in whole or in part, at any time and from time to time at the redemption price described on pages S-26 and S-27. In addition, the notes are redeemable prior to maturity upon the occurrence of certain tax events described in this prospectus supplement.

The notes are being offered globally for sale in jurisdictions where it is lawful to make such offers and sales. The notes have been approved for listing on the New York Stock Exchange.

Investing in the notes involves risks. See “Risk Factors” beginning on page 4 of the attached prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of the notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public offering	Underwriting	Proceeds to us
	price[1]	discount	(before expenses)[1]

Per Note	99.937%	0.450%	99.487%

Total	$749,527,500	$3,375,000	$746,152,500

1 Plus accrued interest, if any, from May 24, 2004.

We expect to deliver the notes to investors in registered book-entry form only through the facilities of The Depository Trust Company (“DTC”), Clearstream Banking, société anonyme (“Clearstream Luxembourg”), and Euroclear Bank, S.A./ N.V., as operator of the Euroclear System (“Euroclear”), on or about May 24, 2004.

Joint Bookrunning Managers

Citigroup	Goldman, Sachs & Co.	JPMorgan

Joint Lead Manager

Deutsche Bank Securities

Co-Managers

Banc of America Securities LLC	Barclays Capital	HSBC

Credit Suisse First Boston	UBS Investment Bank

May 19, 2004.

      You should rely on the information contained or incorporated by reference in this prospectus supplement and the attached prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement and the attached prospectus, as well as the information in documents incorporated by reference, is accurate as of any date other than the date on the front of these documents or as of the date such information purports to be given. Our business, financial condition, results of operations and any prospects may have changed since that date.

ABOUT THIS DOCUMENT

      This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the notes we are offering and certain other matters relating to us and our financial condition. The second part, the attached prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the notes we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description of the notes in the prospectus supplement differs from the description in the attached prospectus, the description in the prospectus supplement supersedes the description in the attached prospectus. You should rely only on the information contained in this document or to which this document refers you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document or as of the date such information purports to be given. Our business, financial condition, results of operations and prospects may have changed since that date.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual and other reports with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and later information that we file with the SEC will automatically update or supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), and 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), until such time as all of the securities covered by this prospectus supplement have been sold:

•	Annual Report on Form 20-F for the year ended December 31, 2003.

•	Report on Form 6-K dated May 19, 2004.

•	All other documents we file pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering of the securities and, to the extent designated therein, reports furnished to the SEC on Form 6-K, in each case with effect from the date that such document or report is so filed or furnished.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

AstraZeneca PLC Investor Relations 15 Stanhope Gate London W1K 1LN England Tel. No.: 011-44-20-7304-5000

FORWARD-LOOKING STATEMENTS

      From time to time, we may make statements regarding our assumptions, projections, expectations, intentions or beliefs about future events. These statements constitute “forward-looking statements” for purposes of the US Private Securities Litigation Reform Act of 1995. We caution that these statements may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, we cannot assure you that actual results will not differ materially from those expressed or implied by the forward-looking statements. You should read the section entitled “Forward Looking Statements” in our annual report on Form 20-F for the year ended December 31, 2003, in our report on Form 6-K dated May 19, 2004, on page S-21 in this prospectus supplement and on pages 5 and 6 of the attached prospectus for additional information.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement, the attached prospectus or the information incorporated by reference, might not occur.

SUMMARY

      In this prospectus supplement, the words “Company”, “we”, “our” and “us” refer to AstraZeneca PLC. Unless the context requires otherwise, we refer to AstraZeneca PLC and its subsidiaries taken together as AstraZeneca.

      The following summary contains basic information about this offering. It may not contain all the information that is important to you. The Description of Notes section of this prospectus supplement and the Description of Debt Securities section of the attached prospectus contain more detailed information regarding the terms and conditions of the notes. The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere or incorporated by reference in this prospectus supplement and in the attached prospectus.

      We are a major international research based pharmaceutical company engaged in the development, manufacture and marketing of ethical (prescription) pharmaceutical products. From February 1993 until April 1999, we were called Zeneca Group PLC. On April 6, 1999 we changed our name to AstraZeneca PLC.

      We were formed when the pharmaceutical, agrochemical and specialty chemical businesses of Imperial Chemical Industries PLC were demerged in 1993. In 1999, we sold the specialty chemical business. Also in 1999, we merged with Astra AB of Sweden. In 2000, we demerged the agrochemical business and merged it with the similar agribusiness of Novartis AG to form a new company called Syngenta AG.

      Our ADSs are listed on the New York Stock Exchange under the symbol “AZN”. Our ordinary shares are admitted to trading on the London Stock Exchange under the symbol “AZN.L” and are also listed on the Stockholm Stock Exchange under the symbol “AZN.ST”.

SUMMARY CONSOLIDATED FINANCIAL DATA UNDER UK GAAP

      The following table presents selected consolidated financial data for AstraZeneca in accordance with UK GAAP for each of the three months ended March 31, 2004 and 2003 and for each of the three years ended December 31, 2003 and as at the appropriate period ends. The selected consolidated financial data for each of the three years ended December 31, 2003 and as at the appropriate year ends have been derived from AstraZeneca’s consolidated financial statements.

	Three Months Ended
	March 31,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(Unaudited)	(Unaudited)

	(In $ millions)
Profit and loss account data under UK GAAP
Turnover	5,074	4,735	18,849	17,841	16,222
Net profit	801	932	3,036	2,836	2,906

	As at March 31,		As at December 31,

	2004	2003	2003	2002	2001

	(Unaudited)	(Unaudited)

	(In $ millions)
Balance Sheet data under UK GAAP
Total assets	23,903	22,495	23,573	21,576	18,496
Shareholders funds-equity interests	13,295	12,099	13,178	11,172	9,586

SUMMARY CONSOLIDATED FINANCIAL DATA UNDER US GAAP

      The following table presents selected consolidated financial data for AstraZeneca in accordance with US GAAP for each of the three months ended March 31, 2004 and 2003 and for each of the three years ended December 31, 2003 and as at the appropriate period ends. The selected consolidated financial data for each of the three years ended December 31, 2003 and as at the appropriate year ends have been derived from AstraZeneca’s consolidated financial statements.

	Three Months Ended
	March 31,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(Unaudited)	(Unaudited)

	(In $ millions)
Income Statement data under US GAAP
Sales	5,074	4,735	18,849	17,841	16,222
Net income	605	704	2,268	2,307	1,397

	As at March 31,		As at December 31,

	2004	2003	2003	2002	2001

	(Unaudited)	(Unaudited)

	(In $ millions)
Balance Sheet data under US GAAP
Total assets	44,789	43,371	45,378	42,578	38,081
Shareholders’ equity	32,976	31,535	33,654	30,183	27,402

THE OFFERING

Issuer	AstraZeneca PLC.

Amount of Notes Offered	$750,000,000 aggregate principal amount of 5.40% Notes due 2014.

Ranking	The notes will constitute unsecured and unsubordinated indebtedness of AstraZeneca PLC and will rank equally with all other unsecured and unsubordinated indebtedness of AstraZeneca PLC.

Maturity	June 1, 2014.

Issue Price	99.937%.

Interest Rate	5.40%.

Interest Payment Dates	June 1 and December 1, commencing December 1, 2004.

Optional Redemption	We may redeem the notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of the notes plus accrued interest to the date of redemption and (2) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on the notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 15 basis points plus, in each case, accrued interest thereon to the date of redemption. See “Description of Notes — Redemption — Optional Redemption”.

Optional Tax Redemption	In the event of various tax law changes and other limited circumstances that require us to pay additional amounts as described under “Description of Notes — Redemption — Optional Tax Redemption”, we may call the notes for redemption prior to maturity.

Book-entry Issuance, Settlement and Clearance	We will issue the notes in fully registered form in denominations of $1,000 and integral multiples thereof. The notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, referred to as DTC. You will hold beneficial interests in the notes through DTC and DTC and its direct and indirect participants will record your beneficial interest on their books. We will not issue certificated notes except in limited circumstances that we explain under “Legal Ownership — Global Securities — Special Situations When the Global Security Will be Terminated” in the attached prospectus. Settlement of the notes will occur through DTC in same day funds. For information on DTC’s book-entry system, see “Clearance and Settlement — The Clearing Systems — DTC” in the attached prospectus.

Governing Law	The notes will be governed by the laws of the State of New York.

Listing	The notes have been approved for listing on the New York Stock Exchange.

Sinking Fund	There is no sinking fund.

Restrictive Covenants	The indenture relating to the notes contains covenants restricting our ability to enter into sale and leaseback transactions, pledge our assets to secure certain borrowings and create or incur liens on our property. These restrictive covenants are described in the attached prospectus under the headings “Description of Debt Securities — Mergers and Similar Events” and “Description of Debt Securities — Covenants”.

Defeasance	The notes will be subject to the defeasance and covenant defeasance provisions in the indenture described under “Description of Debt Securities — Satisfaction, Discharge and Defeasance” in the attached prospectus.

Further Issuances	We may, at our option, at any time and without the consent of the then existing noteholders issue additional notes in one or more transactions after the date of this prospectus supplement with terms (other than the issuance date and, possibly, the first interest payment date and issue price) identical to the notes issued hereby. These additional notes will be deemed to have been part of the same series as the notes offered hereby and will provide the holders of these additional notes the right to vote together with holders of the notes issued hereby.

We may offer additional notes with the original issue discount (“OID”) for US federal income tax purposes as part of a further issue. Purchasers of notes after the date of any further issue will not be able to differentiate between notes sold as part of such further issue and previously issued notes. If we were to issue additional notes with OID, purchasers of notes after such further issue may be required to accrue OID (or greater amounts of OID than they would otherwise have accrued) with respect to their notes. This may affect the price of outstanding notes following a further issue. Purchasers are advised to consult legal counsel with respect to the implications of any future decision by us to undertake a further issue of notes with OID.

Use of Proceeds	We intend to use the proceeds from the sale of the notes for general corporate purposes.

Trustee and Principal Paying Agent	JPMorgan Chase Bank.

Timing and Delivery	We currently expect delivery of the notes to occur on May 24, 2004.

Risk Factors	You should carefully consider all of the information in this prospectus supplement and the attached prospectus, which includes information incorporated by reference. In particular, you should evaluate the specific factors under “Risk Factors” beginning on page 4 of the attached prospectus and under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2003 which is incorporated by reference in this prospectus supplement, for risks involved with an investment in the notes.

USE OF PROCEEDS

      We intend to use the net proceeds from the sale of the notes for general corporate purposes.

SHORT-TERM INDEBTEDNESS AND CAPITALIZATION

      The following table sets forth, on a UK GAAP basis, our short-term indebtedness and capitalization as at March 31, 2004 and as adjusted for the issuance of the notes.

	As at
	March 31,	Adjusted for
	2004	Offering

	(Unaudited)
	(In $ millions)	(In $ millions)
Creditors due within one year
Short-term borrowings	71	71
Current installments of loans	—	—
Other creditors	7,979	7,979

	8,050	8,050

Creditors due after more than one year
Loans	304	1,054
Other creditors	72	72

	376	1,126

Shareholders’ equity
Called-up share capital	420	420
Share premium account	477	477
Capital redemption reserve	20	20
Merger reserve	433	433
Other reserves	1,413	1,413
Profit and loss account	10,532	10,532

Minority equity interests	87	87

Shareholders’ funds and minority interests	13,382	13,382

Total capitalization	13,758	14,508

RATIO OF EARNINGS TO FIXED CHARGES

      Our consolidated ratios of earnings to fixed charges calculated in accordance with UK GAAP and US GAAP for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 and for the three month period ended March 31, 2004 are as follows:

	Three Months
	Ended
	March 31,	Year Ended December 31,

	2004	2003	2002	2001	2000	1999

	(Unaudited)
UK GAAP	112.9	103.5	45.6	42.8	25.2	10.1
US GAAP	83.5	78.9	36.7	25.0	15.5	(19.3)

      For the purpose of computing these ratios, earnings consist of the income from continuing ordinary activities before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges (excluding capitalized interest). Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

SELECTED CONSOLIDATED FINANCIAL DATA UNDER UK GAAP

      The following table presents selected consolidated financial data for AstraZeneca in accordance with UK GAAP for each of the five years ended December 31, 2003 and as at the appropriate period ends. The selected consolidated financial data for each of the five years ended December 31, 2003 and as at the appropriate year ends have been derived from AstraZeneca’s consolidated financial statements.

	Year Ended December 31,

	2003	2002	2001	2000	1999

	(In $ millions)
Profit and loss account data under UK GAAP
Group turnover	18,849	17,841	16,222	17,882	18,257
Operating costs	(14,938)	(14,078)	(12,636)	(14,140)	(15,700)
Other operating income	200	243	368	266	189

Group operating profit	4,111	4,006	3,954	4,008	2,746
Share of operating (loss) of joint ventures and associates	—	—	—	(149)	(7)
Exceptional items	—	—	—	(150)	(776)
Profits on sale of fixed assets	—	—	10	—	—
Dividend income	2	1	8	3	—

Profit on ordinary activities before interest	4,113	4,007	3,972	3,712	1,963
Net interest	89	30	105	135	(4)

Profit on ordinary activities before taxation	4,202	4,037	4,077	3,847	1,959
Taxation	(1,143)	(1,177)	(1,160)	(1,560)	(661)

Profit on ordinary activities after taxation	3,059	2,860	2,917	2,287	1,298
Attributable to minorities	(23)	(24)	(11)	(10)	(1)

Net profit for the financial year	3,036	2,836	2,906	2,277	1,297
Dividends to shareholders	(1,350)	(1,206)	(1,225)	(2,905)	(1,242)

Profit/(loss) retained for the financial year	1,686	1,630	1,681	(628)	55

	As at December 31,

	2003	2002	2001	2000	1999

	(In $ millions)
Balance sheet data under UK GAAP
Fixed Assets
Tangible fixed assets	7,536	6,597	5,409	4,957	5,981
Goodwill and intangible assets	2,884	2,807	2,700	2,951	3,736
Fixed asset investments	220	46	23	11	185
Current assets
Stocks	3,022	2,593	2,402	2,105	2,156
Debtors	5,960	4,845	4,139	4,383	4,949
Short-term investments	3,218	3,962	3,118	3,429	2,859
Cash	733	726	705	1,021	429
Total assets	23,573	21,576	18,496	18,857	20,295
Creditors due within one year
Short-term borrowings	(152)	(202)	(214)	(126)	(344)
Current instalments of loans	—	(314)	(107)	(88)	(34)
Other creditors	(7,543)	(7,699)	(6,159)	(6,683)	(6,641)
Net current assets	5,238	3,911	3,884	4,041	3,374
Total assets less current liabilities	15,878	13,361	12,016	11,960	13,276
Creditors due after more than one year
Loans	(303)	(328)	(635)	(631)	(739)
Other creditors	(52)	(34)	(152)	(296)	(463)
Provisions for liabilities and charges	(2,266)	(1,773)	(1,600)	(1,617)	(1,765)
Net assets	13,257	11,226	9,629	9,416	10,309
Capital and reserves
Called-up share capital	423	429	436	442	444
Share premium account	449	403	334	235	202
Capital redemption reserve	23	16	9	3	1
Merger reserve	433	433	433	433	441
Other reserves	1,401	1,440	1,470	1,451	676
Profit and loss account	10,449	8,451	6,904	6,825	8,499
Shareholders’ funds-equity interests	13,178	11,172	9,586	9,389	10,263
Minority equity interests	79	54	43	27	46
Shareholders’ funds and minority interests	13,257	11,226	9,629	9,416	10,309

SELECTED CONSOLIDATED FINANCIAL DATA UNDER US GAAP

      The following table presents selected consolidated financial data for AstraZeneca in accordance with US GAAP for each of the five years ended December 31, 2003 and as at the respective year ends. The selected consolidated financial data for the three years ended December 31, 2003 has been derived from AstraZeneca’s consolidated financial statements.

	Year Ended December 31,

	2003	2002	2001	2000	1999

	(In $ millions)
Income Statement data under US GAAP
Sales	18,849	17,841	16,222	15,583	12,601
Net income	2,268	2,307	1,397	865	(3,539)

	As at December 31,

	2003	2002	2001	2000	1999

	(In $ millions)
Balance Sheet data under US GAAP
Total assets	45,378	42,578	38,081	41,500	46,640
Shareholders’ equity	33,654	30,183	27,402	29,707	33,735

Notes to the Selected Consolidated Financial Data

      In 2002, the following changes were made to AstraZeneca’s accounting policies which resulted in restatement of previously disclosed financial information:

•	UK Financial Reporting Standard 19 (FRS19) — “Deferred Tax” was adopted. FRS19 requires full provision to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and loses in financial statements and their recognition in a tax computation except for certain specific exemptions;

•	Cash disbursements arising from prompt payment of invoices were reclassified from an expense within cash and sales to a deduction from sales.

      The comparative financial information for the years 1999 to 2001 was restated and this restated information is presented above. The adoption of FRS19 had no impact on the US GAAP information.

SUMMARY FIRST QUARTER 2004 RESULTS

Non-GAAP Measures

      Growth rates in sales and operating profit, both in US dollar and percentage terms, are not referred to specifically in financial statements but are discussed extensively elsewhere in this prospectus supplement. We measure, in part, our performance using financial growth rates and, accordingly, include them in our discussions here. External stakeholders, such as business analysts, also use these measures. In particular, to monitor performance internally, we use constant exchange rate or underlying growth, a non-GAAP measure which, unlike actual growth, cannot be derived directly from the information in the financial statements. This measure removes the effects of currency movements to focus on the changes in product sales and expenses driven by volume, prices and cost levels relative to the prior period. We believe that these measures provide one of the most important insights into how our business is performing and our discussions in the underlying performance sections of this prospectus supplement use them. However, we recognize that these measures should not be used in isolation and, accordingly, we also discuss the comparable GAAP actual growth measures which reflect all the factors that affect our business in the reported performance sections of this prospectus supplement. Underlying growth is calculated by retranslating the current year performance at the previous year’s exchange rates and adjusting for other exchange effects, including hedging.

Results of operations — to March 31, 2004

Financial highlights

			Growth	Growth
	Q1 2004	Q1 2003	underlying	reported

	(Unaudited)

	(In $ millions)%			%
Sales	5,074	4,735	(1)	7
Operating profit	1,079	1,272	(20)	(15)
Profit before tax	1,108	1,293	(20)	(14)

Reported performance

      Our reported sales for the first quarter 2004 increased by 7% (including a positive exchange benefit of 8%) compared to the same quarter in 2003, rising from $4,735 million to $5,074 million. Reported operating profit fell by 15% from $1,272 million to $1,079 million.

Underlying performance

Sales

      Excluding the effects of currency exchange rates our underlying sales fell by 1%. Sales outside the US were up 6%. In the US sales were down 8% against the first quarter 2003 which included $400 million of speculative purchases by wholesalers as discussed below. Excluding inventory movements, total demand in the US was estimated to increase by 6%, and global sales of key growth products (Nexium, Crestor, Iressa, Atacand, Casodex, Arimidex, Zomig, Seroquel, Symbicort and Faslodex) by around 34%.

      Nexium sales were $935 million in the first quarter, up 7%. Sales outside the US increased by 36%. Total prescriptions in the US increased by 19% in the quarter, well ahead of the proton pump inhibitor (PPI) market growth.

      Crestor sales were $129 million in the first quarter, including $72 million in the US. In the week ending April 16, 2004 Crestor share of new prescriptions in the US statin market was 6.2%. Recent Crestor launches include France on March 8, 2004 and Italy on April 5, 2004.

      Sales of oncology products increased 19% in the first quarter to $762 million. Arimidex sales were up 62% on continuing growth in the treatment of early breast cancer. Iressa sales were $93 million, with sales in Japan up 50% over the first quarter 2003.

      Respiratory product sales were $648 million. Symbicort sales were up 31%. Prescriptions for Pulmicort Respules in the US increased by 22%.

      Seroquel sales were $448 million, down 2% in the quarter affected by wholesaler stock movements in the US in the first quarter 2003. Prescriptions in the US grew by 36% in the quarter. Seroquel now ranks second in the US antipsychotic market in new prescription share, having recently overtaken olanzapine. Seroquel sales outside the US increased by 14%.

      In December 2003, regulatory submissions were made for Exanta in Europe and the US for the first key chronic indications, including the prevention of stroke associated with atrial fibrillation, and are now being reviewed by regulatory authorities.

      Sales in the US during the first quarter 2003 included significant speculative purchases by wholesalers, which lifted trade inventories to some $400 million higher than normal. During the first quarter 2004 we began implementing inventory management agreements with three large wholesalers in the US who account for around three quarters of our US sales. Since the agreements were not in place for the entire period, some purchases above current demand did occur in the first quarter 2004, estimated to be around $100 million. At the end of the first quarter we estimate that, in aggregate, approximately $200 million of inventory above target levels is in the distribution chain, chiefly in Nexium, Toprol-XL and Atacand. Management expects that this inventory should be worked down over the second and third quarters of 2004.

Geographic Analysis

			Growth due
		Growth	to exchange		Growth	Growth
	Q1 2004	underlying	effects	Q1 2003	underlying	reported

	(In $ millions)%					%
US	2,279	(191)	—	2,470	(8)	(8)
Canada	218	30	32	156	19	40

Total North America	2,497	(161)	32	2,626	(6)	(5)

France	442	37	76	329	11	34
UK	132	(25)	13	144	(17)	(8)
Germany	226	4	39	183	2	23
Italy	255	3	44	208	2	23
Sweden	79	(14)	14	79	(18)	—
Europe others	741	23	106	612	4	21

Total Europe	1,875	28	292	1,555	2	21

Japan	290	15	32	243	6	19
RoW	412	66	35	311	21	32

Total	5,074	(52)	391	4,735	(1)	7

      In the US reported sales were down 8% due to wholesaler stocking in the first quarter 2003. Excluding inventory movements, underlying demand grew by an estimated 6% overall, and by 27% excluding the three products affected by generic competition (Prilosec, Nolvadex and Zestril).

      Sales in Europe were up 2%, with growth in Nexium (up 34%), Symbicort (up 25%), Arimidex (up 49%) and Crestor offsetting declining prices throughout the region.

      Sales in Japan were up 6% on good growth in oncology products (up 26%) and Losec (up 18%).

Operating margin and retained profit

      Underlying operating profit fell by 20% from $1,272 million to $1,079 million. The weakness of the US dollar continues to benefit our results. In comparison with the first quarter of 2003 the US dollar weakened against the euro (14%), benefiting sales, and also against the Swedish krona (14%) and sterling (13%), increasing costs. Overall, currency benefited earnings per share by around 3 cents in comparison with the first quarter of 2003. Should the exchange rates stay at current levels for the remainder of the year no further exchange benefits are expected by management to accrue.

      Gross margin increased by 1.4% to 77.4% of sales in the quarter, as payments to Merck declined to 5.6% of sales (a reduction of 1.4% of sales), attributable to differences in product mix between the periods. A small adverse exchange impact (-0.3%) was offset by a slight improvement in underlying cost of sales of a similar magnitude.

      Operating margin comparisons are colored by the marked difference in quarterly phasing of sales. Operating margin in the first quarter 2003 was 26.9% of sales (the highest quarter last year) as the benefits of wholesaler stocking fell straight through to operating profit. Operating margin in the first quarter 2004 was 21.3%. Underlying increases in research and development (R&D) and selling, general and administrative (SG&A) expenditures are estimated to have contributed around half of the margin difference between the periods, with the balance attributable to the sales phasing in 2003.

      In aggregate R&D and SG&A expenses were $2,849 million, as spending in support of product launches and the additional recruitment in Discovery and Development were broadly maintained at the levels reached in the second half of 2003. The increase over first quarter last year was 13% in CER terms, but 23% on a reported basis, including 10% of exchange rate impact.

      Net interest and dividend income in the quarter was $29 million, compared with $21 million for the same period last year. The improvement is due mainly to lower interest payments in the first quarter 2004 following the repayment of $319 million of debt in mid-2003.

      The effective tax rate at 27.5% for the first quarter was at the same level as for the first quarter of 2003.

Share repurchases

      The Board has approved a new programme of share repurchases of $4 billion to be completed by the end of 2005, assuming continued market access and the absence of strategic uses for cash.

      During the quarter 12.5 million shares were repurchased for cancellation at a total cost of $608 million.

      The total number of shares that remain in issue at March 31, 2004 was 1,681 million.

Liquidity and Capital Resources

      Cash inflow from operating activities before exceptional items was $1,276 million, $102 million better than in the first quarter of 2003 despite the lower operating profit. This is due to the lower working capital outflows this year as the trade debtor movement in 2003 was particularly high following the wholesaler inventory movements. Tax payments were broadly similar in both periods whilst capital expenditure in the current quarter is $37 million lower than that in the first quarter of 2003. Before financing and the management of liquid resources, net cash inflow of $720 million was $149 million ahead of the same period last year.

Sales by therapeutic area

      The table below shows our sales by therapy area for the first quarter of 2004 compared to the first quarter of 2003.

			Growth due
		Growth	to exchange		Growth	Growth
	Q1 2004	underlying	effects	Q1 2003	underlying	reported

	(In $ millions)%					%
Gastrointestinal	1,496	(159)	110	1,545	(10)	(3)
Cardiovascular	1,055	4	82	969	1	9
Respiratory and inflammation	648	25	60	563	4	15
Oncology	762	112	69	581	19	31
Neuroscience	812	(41)	46	807	(5)	1
Infection and other products	169	24	15	130	18	30
Others	132	(17)	9	140	(12)	(6)

Total Sales	5,074	(52)	391	4,735	(1)	7

Gastrointestinal

			Growth due
		Growth	to exchange		Growth	Growth
	Q1 2004	underlying	effects	Q1 2003	underlying	reported

	(In $ millions)%					%
Nexium	935	61	39	835	7	12
Losec/ Prilosec	540	(220)	68	692	(32)	(22)
Other Gastrointestinal	21	—	3	18	—	17

Total Gastrointestinal	1,496	(159)	110	1,545	(10)	(3)

Reported performance

      Gastrointestinal sales in the first quarter 2004 fell by 3%, declining by $49 million from $1,545 million to $1,496 million.

Underlying performance

      Excluding exchange effects, the underlying decline in gastrointestinal sales was 10%.

      Nexium sales in markets outside the US in the first quarter were up 36%. Sales in Europe were up 34%, particularly in France (up 50%).

      Total prescriptions for Nexium in the US increased by 19% in the first quarter, well above the 10% growth in the non-generic segment of the PPI market. Market share of total prescriptions reached a new high in March, at 25.6%. There was a small amount of wholesaler stocking that occurred this quarter, but well below the levels in the first quarter 2003. As a result, sales of Nexium in the US on a reported basis were virtually unchanged.

      Prilosec sales in the US declined by 68% on continued loss of market share to generic omeprazole products together with the decline in omeprazole prescriptions resulting from the growth in Prilosec OTC.

      Sales of Losec outside the US were down 6%, as declines in Europe were partially offset by growth in Asia Pacific.

Cardiovascular

			Growth due
		Growth	to exchange		Growth	Growth
	Q1 2004	underlying	effects	Q1 2003	underlying	reported

	(In $ millions)%					%
Seloken/ Toprol-XL	333	(46)	11	368	(13)	(10)
Atacand	209	(18)	21	206	(9)	1
Plendil	111	(7)	8	110	(6)	1
Zestril	105	(17)	14	108	(16)	(3)
Crestor	129	119	7	3	n/m	n/m
Other Cardiovascular	168	(27)	21	174	(15)	(3)

Total Cardiovascular	1,055	4	82	969	1	9

n/m not meaningful

Reported performance

      Cardiovascular reported sales growth was 9%, as revenues grew by $86 million from $969 million to $1,055 million.

Underlying performance

      After excluding exchange effects of $82 million, cardiovascular sales grew by 1%.

      Sales of Seloken/ Toprol-XL declined by 13% in the first quarter, as US sales comparisons for Toprol-XL (down 17%) reflected significant wholesaler stocking in the first quarter 2003. In the first quarter prescriptions for Toprol-XL in the US grew by 21% versus last year, well ahead of the 10% growth in the beta-blocker market.

      Atacand sales were up 15% outside the US. Atacand prescriptions in the highly competitive US market for angiotensin receptor blockers were broadly unchanged. The reported sales decline of 33% in the US represents wholesaler stock movements in the first quarter 2003 partially offset by some stocking in the first quarter 2004.

      Sales of Crestor reached $129 million in the first quarter. Sales in the US grew to $72 million as ex-factory sales begin to track prescription demand, which grew to over 1 million prescriptions dispensed in the first quarter 2004.

      In the US market for statin products, Crestor market share of new prescriptions was 6.2% in the week ending April 16, 2004. Share of new and switched patients (“dynamic share”) was even higher, at 16.3%.

      Crestor market share of total prescriptions has increased to 8.9% in Canada, 8.8% in the Netherlands, and 3.0% in the UK. Crestor was recently launched in France on March 8, 2004 and in Italy on April 5, 2004.

      Since launch the Company estimates that 4 million prescriptions have been dispensed for Crestor. An extensive clinical trials database and detailed post-marketing surveillance confirms Crestor has a safety profile comparable to other marketed statins.

Respiratory and Inflammation

			Growth due
		Growth	to exchange		Growth	Growth
	Q1 2004	underlying	effects	Q1 2003	underlying	reported

	(In $ millions)%					%
Symbicort	188	38	28	122	31	54
Pulmicort	282	13	18	251	5	12
Rhinocort	81	(12)	3	90	(13)	(10)
Accolate	30	(2)	1	31	(6)	(3)
Oxis	25	(10)	4	31	(32)	(19)
Other Respiratory	42	(2)	6	38	(5)	11

Total Respiratory	648	25	60	563	4	15

Reported performance

      Reported growth for respiratory and inflammation was 15%. Sales from Symbicort and Pulmicort were the two drivers of this growth.

Underlying performance

      Underlying sales growth in respiratory and inflammation was 4%.

      Symbicort sales in the first quarter increased by 31%. Continued expansion of the market for fixed combination products in general, as well as the launch of new dosage strengths and the cardiac obstructive pulmonary disease (COPD) indication for Symbicort, are factors driving the good sales performance.

      Worldwide sales of Pulmicort were up 5%, chiefly on the growth of Pulmicort Respules in the US market. In the US, total prescriptions for Pulmicort Respules were up 22% versus the first quarter 2003.

      Rhinocort Aqua prescriptions in the US increased by 9% in the first quarter, with market share of total prescriptions slightly ahead of first quarter 2003. Some destocking in 2004 compared with stock building in the first quarter 2003 contributed to the 18% decline in reported sales in the US.

Oncology

			Growth due
		Growth	to exchange		Growth	Growth
	Q1 2004	underlying	effects	Q1 2003	underlying	reported

	(In $ millions)%					%
Casodex	229	17	23	189	9	21
Zoladex	213	(2)	22	193	(1)	10
Arimidex	166	58	15	93	62	78
Iressa	93	70	4	19	n/m	n/m
Faslodex	26	4	—	22	18	18
Nolvadex	31	(34)	4	61	(56)	(49)
Other Oncology	4	(1)	1	4	(25)	—

Total Oncology	762	112	69	581	19	31

Reported performance

      Oncology’s reported sales grew by $181 million from $581 million to $762 million, an increase of 31% with strong performances from Arimidex and Iressa.

Underlying performance

      The underlying sales growth for oncology was 19%, after excluding exchange effects of $69 million.

      Casodex prescriptions in the US were broadly unchanged; however reported sales were down 7% on wholesaler stocking in the first quarter 2003. Outside the US, sales were up 16%, including a 30% increase in Japan.

      Arimidex sales were up 62% in the first quarter on increasing usage in early breast cancer. Sales in the US increased 88% versus the first quarter 2003, which was depressed by wholesaler destocking. Arimidex prescriptions in the US grew 45%, and Arimidex market share for hormonal treatments for breast cancer was 21.3% in March 2004, an increase of 4.8 percentage points since March 2003. Arimidex sales in Europe were up 49%, and in Japan were 46% ahead of the first quarter 2003.

      Iressa sales in Japan were $27 million in the quarter, up 50% versus the first quarter 2003. US sales of $51 million included some wholesaler stocking. Retail prescriptions for Iressa in the first quarter were just over twenty-two thousand, some 8% higher than the fourth quarter 2003.

      Faslodex sales increased by 9% in the US. On March 12, 2004 the Company announced that Faslodex received European marketing approval for the treatment of advanced breast cancer.

Neuroscience

			Growth due
		Growth	to exchange		Growth	Growth
	Q1 2004	underlying	effects	Q1 2003	underlying	reported

	(In $ millions)%					%
Seroquel	448	(11)	15	444	(2)	1
Zomig	95	(20)	7	108	(18)	(12)
Diprivan	122	(21)	7	136	(15)	(10)
Local Anesthetics	130	14	15	101	14	29
Other Neuroscience	17	(3)	2	18	(17)	(6)

Total Neuroscience	812	(41)	46	807	(5)	1

Reported performance

      Neuroscience reported sales were broadly unchanged in the first quarter 2004 compared to the same quarter in 2003.

Underlying performance

      Neroscience sales declined by 5% on an underlying basis.

      Prescription growth for Seroquel in the US market remains strong, up a further 36% versus the first quarter 2003. Seroquel is the fastest growing product among the three leading brands in the atypical antipsychotic market, and during the first quarter Seroquel overtook olanzapine to become the number two product in the market based on monthly new prescriptions, with a 24.5% market share.

      Reported sales in the US for Seroquel were down 6%, a function of significant wholesaler stocking in the first quarter 2003.

      Seroquel sales outside the US were up 14%, with 50% growth reported in Canada and in Germany. Sales in Italy were up 25%.

      Zomig sales in Europe increased by 25%. US sales were down 33%, reflecting the change in distribution for the US market, where the product is now sold to Medpointe (the distributor responsible for sales and marketing for the US market) at contract prices below the AstraZeneca ex-factory price in 2003.

Infection

			Growth due
		Growth	to exchange		Growth	Growth
	Q1 2004	underlying	effects	Q1 2003	underlying	reported

	(In $ millions)%					%
Merrem	97	14	9	74	19	31
Other Products	72	10	6	56	18	29

Total Infection and other Pharma	169	24	15	130	18	30

Reported performance

      Infection reported sales rose by 30% in the first quarter 2004 compared to the same quarter in 2003, increasing from $130 million to $169 million.

Underlying performance

      Underlying sales in infection grew by 18%.

Consolidated Profit & Loss Account (Unaudited)

	Three Months
	Ended March 31,

	2004	2003

	(In $ millions)
Sales	5,074	4,735
Cost of sales	(1,145)	(1,135)
Distribution costs	(42)	(35)
Research and development	(943)	(782)
Selling, general and administrative expenses	(1,906)	(1,526)
Other operating income	41	15

Operating profit	1,079	1,272
Net interest and dividend income	29	21

Profit on ordinary activities before taxation	1,108	1,293
Taxation	(305)	(356)

Profit on ordinary activities after taxation	803	937
Attributable to minorities	(2)	(5)

Net profit for the period	801	932

Consolidated Balance Sheet (Unaudited)

	As at March 31,

	2004	2003

	(In $ millions)
Fixed assets	10,525	9,566
Current assets	13,378	12,929

Total assets	23,903	22,495

Creditors due within one year	(8,050)	(8,146)
Net current assets	5,328	4,783

Total assets less current liabilities	15,853	14,349

Creditors due after more than one year	(376)	(363)
Provisions for liabilities and charges	(2,095)	(1,832)

Net assets	13,382	12,154

Capital and reserves
Shareholders’ funds & minority interests	13,382	12,154

Consolidated Cash Flow Statement (Unaudited)

	Three Months
	Ended March 31,

	2004	2003

	(In $ millions)
Cash flow from operating activities
Operating profit	1,079	1,272
Depreciation and amortization	310	272
Increase in working capital	(161)	(401)
Other non-cash movements	48	31

Net cash inflow from operating activities before exceptional items	1,276	1,174
Outflow related to exceptional items	(1)	(12)

Net cash inflow from operating activities	1,275	1,162
Returns on investments and servicing of finance	7	(9)
Tax paid	(266)	(252)
Capital expenditure and financial investment	(296)	(330)

Net cash inflow before management of liquid resources and financing	720	571
Net purchase of shares	(580)	(129)
Exchange and other movement	(2)	13

Increase in net cash funds in the period	138	455
Net cash funds at beginning of period	3,496	3,844

Net cash funds at end of period	3,634	4,299

Forward-Looking Statements

      The preceding forward-looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward-looking statements. These include, but are not limited to: the rate of growth in sales of generic omeprazole in the US, continued growth in currently marketed products (in particular Crestor, Nexium, Seroquel, Symbicort, Arimidex and Iressa), the successful registration and launch of Exanta, the growth in costs and expenses, interest rate movements, wholesaler stocking and de-stocking, exchange rate fluctuations and the tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC’s SEC filings, including our annual report on Form 20-F for the year ended December 31, 2003.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation and accounting policies

      The unaudited financial statements for the quarter ended March 31, 2004 have been prepared in accordance with UK generally accepted accounting principles. The accounting policies applied are those set out in AstraZeneca PLC’s 2003 Annual Report and Form 20-F. The unaudited financial statements include, in the opinion of management, all normal recurring adjustments necessary to provide a fair presentation of the results of operations, cash flows and financial position for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results of operations for the full year.

      These interim financial statements do not constitute statutory accounts of AstraZeneca PLC within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2003 will be filed with the Registrar of Companies following the Company’s Annual General Meeting. The auditor’s report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2.	Legal Proceedings

Plendil (felodipine)

      In April 2004, Zenith Goldline Pharmaceuticals, Inc. (now known as Ivax Pharmaceuticals, Inc.) filed a motion for summary judgment on the issue of non-infringement in the patent infringement action pending between AstraZeneca Pharmaceuticals LP and Zenith/ Ivax in the US District Court for the District of New Jersey. The patent infringement action against Zenith/ Ivax, which AstraZeneca filed in July 2001, resulted from a May 2001 letter to AstraZeneca in which Zenith/ Ivax declared its intention to market a generic version of Plendil extended release tablets (felodipine) prior to the expiration of AstraZeneca’s patent covering the extended release formulation. Zenith/ Ivax filed counterclaims in the litigation alleging non-infringement. The parties have completed the briefing on Zenith/ Ivax’s motion. No hearing date for the motion has been set.

Toprol-XL (metoprolol succinate)

      In April 2004, AstraZeneca filed proceedings against Eon Labs Manufacturing Inc. in the US District Court for the District of Delaware following Eon’s notification that it had filed an abbreviated new drug application with the US Food and Drug Administration seeking approval to market generic forms of Toprol-XL in the 25mg, 50mg, 100mg and 200mg doses. AstraZeneca maintains that its patents are valid and infringed by Eon’s products.

Additional government investigations into drug marketing practices

      Since publication of the Annual Report and Form 20-F Information 2003, AstraZeneca has received two subpoenas from the US Attorney’s Office in Boston, Massachusetts. The first seeks documents relating to promotional programmes involving healthcare professionals at three regional healthcare entities in the Boston area. The second seeks documents relating to the marketing and sale of three products (Zestril, Naropin and Cefotan) to a leading provider of pharmacy services to long term care facilities. AstraZeneca is cooperating fully with the document requests.

NOTES TO THE INTERIM FINANCIAL STATEMENTS — (Continued)

3.	Reconciliation of movements in shareholders’ funds

	Three Months
	Ended March 31,

	2004	2003

	(In $ millions)
Shareholders’ funds at beginning of period	13,178	11,172

Net profit for the period	801	932
Dividends to Shareholders	—	—

Issue of AstraZeneca PLC Ordinary Shares	28	—
Repurchase of AstraZeneca PLC Ordinary Shares	(608)	(129)
Foreign exchange adjustments on consolidation, net of tax	(104)	124

Net addition to Shareholders’ funds	117	927

Shareholders’ funds at end of period	13,295	12,099

4.	Net cash funds

      The table below provides an analysis of net cash funds and a reconciliation of net cash flow to movement in net cash funds.

	At January 1,		Other	Exchange	At March 31,
	2004	Cash flow	non-cash	movements	2004

	(In $ millions)
Loans due after one year	(303)	(1)	—	—	(304)
Current installments of loans	—	—	—	—	—

Total loans	(303)	(1)	—	—	(304)

Short-term investments	3,218	296	—	4	3,518
Cash	733	(236)	—	(6)	491
Overdrafts	(152)	81	—	—	(71)

	3,799	141	—	(2)	3,938

Net cash funds	3,496	140	—	(2)	3,634

Issue of AstraZeneca PLC Ordinary Shares		(28)
Repurchase of AstraZeneca PLC Ordinary Shares		608

Net cash inflow before management of liquid resources and financing		720

NOTES TO THE INTERIM FINANCIAL STATEMENTS — (Continued)

Information for US Investors

Reconciliation to generally accepted accounting principles in the United States

	Three Months
	Ended
	March 31,

	2004	2003

	(In $ millions)
Income attributable to Shareholders
Net income for the period under UK GAAP	801	932
Adjustments to conform to US GAAP
Purchase accounting adjustments (including goodwill and intangibles)
— deemed acquisition of Astra
— amortization and other acquisition adjustments	(257)	(229)
— others	15	14
Capitalization, less disposals and amortization of interest	5	2
Deferred taxation
— on fair value of Astra	72	64
— others	8	(34)
Pension and other post-retirement benefits expense	(10)	(7)
Software costs capitalized	(6)	(16)
Share based compensation	(12)	(1)
Fair value of derivative financial instruments	(8)	(27)
Unrealized losses on foreign exchange and others	(3)	6

Net income in accordance with US GAAP	605	704

NOTES TO THE INTERIM FINANCIAL STATEMENTS — (Continued)

Reconciliation to generally accepted accounting principles in the United States

	As at March 31,

	2004	2003

	(In $ millions)
Shareholders’ equity
Shareholders’ equity under UK GAAP	13,295	12,099
Adjustment to conform to US GAAP
Purchase accounting adjustments (including goodwill and intangibles)
— deemed acquisition of Astra
— goodwill	13,869	13,152
— tangible and intangible fixed assets	7,170	7,751
— others	160	100
Capitalization, less disposals and amortization of interest	260	240
Deferred taxation
— on fair value of Astra	(2,171)	(2,323)
— others	(205)	(197)
Dividend	914	808
Pension and other post retirement benefits expense	(544)	(302)
Software costs capitalized	40	48
Fair value of derivative financial instruments	101	72
Deferred income recognition	—	(7)
Others	87	94

Shareholders’ equity in accordance with US GAAP	32,976	31,535

DESCRIPTION OF NOTES

      This section describes the specific financial and legal terms of the notes and supplements the more general description under “Description of Debt Securities” of the attached prospectus. To the extent that the following description is inconsistent with the terms described under “Description of Debt Securities” in the attached prospectus, the following description replaces that in the attached prospectus.

General

      The notes will be issued in an aggregate principal amount of $750,000,000 and will mature on June 1, 2014. Book-entry interests in the notes will be issued in minimum denominations of $1,000 and in integral multiples of $1,000. The notes will bear interest at the applicable rate per annum shown on the cover page of this prospectus supplement, payable semiannually in arrears on June 1, and December 1 of each year, commencing December 1, 2004. Interest on notes will be computed on the basis of a 360-day year of twelve 30-day months. The notes have been approved for listing on the New York Stock Exchange. The notes will be governed by New York law.

      The notes will be unsecured, unsubordinated indebtedness of AstraZeneca PLC and will rank equally with all of AstraZeneca PLC’s other unsecured and unsubordinated indebtedness.

      We may, without the consent of the holders of the notes, issue additional notes having the same ranking and same interest rate, maturity date, redemption terms and other terms as the notes described in this prospectus supplement. Any such additional notes, together with the notes offered by this prospectus supplement, will constitute a single series of securities under the indenture relating to debt securities issued by AstraZeneca PLC, dated as of April 1, 2004, among AstraZeneca PLC and JPMorgan Chase Bank, as trustee. There is no limitation on the amount of notes or other debt securities that we may issue under such indenture.

      The principal corporate trust office of the trustee in The City of New York is designated as the principal paying agent. We may at any time designate additional paying agents or rescind the designation of paying agents or approve a change in the office through which any paying agent acts.

      We will issue the notes in fully registered form. The notes will be represented by one or more global securities registered in the name of a nominee of DTC. You will hold beneficial interests in the notes through DTC. The underwriters expect to deliver the notes through the facilities of DTC on or about May 24, 2004. Indirect holders trading their beneficial interests in the notes through DTC must trade in DTC’s same-day funds settlement system and pay in immediately available funds. Secondary market trading through Euroclear and Clearstream, Luxembourg will occur in the ordinary way following the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg. See “Clearance and Settlement” of the attached prospectus for more information about these clearing systems.

      Payment of principal of and interest on each series of notes, so long as the notes are represented by global securities, as discussed below, will be made in immediately available funds. Beneficial interests in the global securities will trade in the same-day funds settlement system of DTC, and secondary market trading activity in such interests will therefore settle in same-day funds.

Payment of Additional Amounts

      For more information on additional amounts and the situations in which AstraZeneca PLC may be required to pay additional amounts, see “Description of Debt Securities — Payment of Additional Amounts” in the attached prospectus.

Redemption

      As explained below, we may redeem the notes before they mature. This means that we may repay them early. You have no right to require us to redeem the notes. Notes will stop bearing interest on the redemption date, even if you do not collect your money. We will give notice to DTC of any redemption we propose to make at least 30 days, but no more than 60 days, before the redemption date. Notice by DTC to participating institutions and by these participants to street name holders of indirect interests in the notes will be made according to arrangements among them and may be subject to statutory or regulatory requirements.

          Optional Redemption

      We may redeem the notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of such notes, and (ii) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on the notes (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points plus, in each case, accrued interest thereon to the date of redemption. In connection with such optional redemption, the following defined terms apply:

•	“Treasury rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

•	“Comparable treasury issue” means the United States Treasury security selected by the quotation agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

•	“Comparable treasury price” means, with respect to any redemption date, (i) the average of the reference treasury dealer quotations for such redemption date, after excluding the highest and lowest such reference treasury dealer quotations, or (ii) if the trustee obtains fewer than three such reference treasury dealer quotations, the average of all such quotations.

•	“Quotation agent” means the reference treasury dealer appointed by us.

•	“Reference treasury dealer” means (i) each of J.P. Morgan Securities Inc., and its respective successor and three other nationally recognized investment banking firms that are primary treasury dealers specified from time to time by us; provided, however, that if the foregoing shall cease to be a primary US government securities dealer in New York City (a “primary treasury dealer”), we shall substitute therefor another primary treasury dealer; and (ii) any other primary treasury dealer selected by us.

•	“Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the quotation agent, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such reference treasury dealer at 5:00 p.m., Eastern Standard Time, on the third business day preceding such redemption date.

          Optional Tax Redemption

      In the event of various tax law changes after the date of this prospectus supplement and other limited circumstances that require us to pay additional amounts, as described in the attached prospectus under “Description of Debt Securities — Payment of Additional Amounts”, we may call all, but not less than all, of the notes for redemption. This means we may repay them early. You have no right to require us to call the notes. We discuss our ability to redeem the notes in greater detail under “Description of Debt Securities — Optional Tax Redemption” and “Certain UK and US Federal Tax Considerations — United Kingdom Taxation of Debt Securities” in the attached prospectus.

Defeasance and Discharge

      We may release ourselves from any payment or other obligations on the notes as described under “Description of Debt Securities — Satisfaction, Discharge and Defeasance” in the attached prospectus.

Trustee

      JPMorgan Chase Bank. See “Description of Debt Securities — Concerning the Trustee” and “Description of Debt Securities — Default and Related Matters” in the attached prospectus for a description of the trustee’s procedures and remedies available in the event of default.

UNDERWRITING

      Subject to the terms and conditions set forth in the underwriting agreement dated May 13, 2004, and incorporated in the pricing agreement dated May 19, 2004, each of the underwriters has severally agreed to purchase, and we have agreed to sell to each underwriter, the principal amount of notes set forth opposite the name of each underwriter.

Underwriter	Principal amount

Citigroup Global Markets Inc.	$210,000,000
Goldman, Sachs & Co.	210,000,000
J.P. Morgan Securities Inc.	210,000,000
Deutsche Bank Securities Inc.	63,750,000
Banc of America Securities LLC	11,250,000
Barclays Capital Inc.	11,250,000
HSBC Securities (USA) Inc.	11,250,000
Credit Suisse First Boston LLC	11,250,000
UBS Securities LLC	11,250,000

Total	$750,000,000

      Citigroup Global Markets Inc., Goldman, Sachs & Co. and J.P. Morgan Securities Inc. (“JPMorgan”) are the joint bookrunning managers for this offering of notes.

      The underwriting agreement and the pricing agreement provide that the obligations of the several underwriters are subject to certain conditions.

      The underwriters will initially offer to sell the notes to the public at the initial public offering price set forth on the cover of this prospectus supplement. The underwriters may sell notes to securities dealers at a discount from the initial public offering price of up to 0.300% of the principal amount of the notes. These securities dealers may resell any notes purchased from the underwriters to other broker or dealers at a discount from the initial public offering price of up to 0.125% of the principal amount of the notes. If the underwriters cannot sell all the notes at the initial offering price, they may change the offering price and the other selling terms.

      The notes are a new issue of securities with no established trading market. The notes have been approved for listing on the New York Stock Exchange. The underwriters have advised AstraZeneca that they intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. Therefore no assurance can be given as to the liquidity of the trading market for the notes.

      Furthermore, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions that any short sales have created. Short sales are the sale by the underwriters of a greater amount of notes than they are required to purchase in the offering. Stabilizing transactions are bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions or otherwise.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. These transactions may be effected in the over-the-counter market or otherwise.

      JPMorgan will make the securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the securities available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

      We estimate that expenses, excluding underwriting discounts, will be approximately $400,700. The underwriters have agreed to reimburse us for $375,000 of such expenses.

      We have agreed to indemnify the several underwriters against various liabilities, including liabilities under the Securities Act of 1933.

      In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged and may in the future engage in various banking and financial services for and commercial transactions with us and our affiliates.

      Each underwriter has agreed that, in connection with the distribution of the notes (a) it has not offered or sold and, prior to the expiry of the period of six months from the date of the issue of the notes, will not offer or sell any such notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (b) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (“FSMA”) with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom; and (c) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) received by it in connection with the issue or sale of such notes in circumstances in which Section 21(1) of FSMA does not apply to AstraZeneca.

      The notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

CLEARANCE AND SETTLEMENT

      The notes will be issued in the form of global notes that will be deposited with DTC on the closing date. This means that we will not issue certificates to each holder. We will issue one global note with respect to each series of notes to DTC and DTC will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificated note, a global note may not be transferred; except that DTC, its nominees, and their successors may transfer a global note as a whole to one another. We will not issue certificated notes except in limited circumstances that we explain under “Legal Ownership — Global Securities — Special situations when the global security will be terminated” in the attached prospectus.

      Beneficial interests in the global notes will be shown on, and transfers of the global notes will be made only through, records maintained by DTC and its participants. A description of DTC and its procedures is set forth under “Clearance and Settlement” in the attached prospectus.

      We will wire principal and interest payments to DTC’s nominee. We and the trustee will treat DTC’s nominee as the owner of the global notes for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility for liability to pay amounts due on the global notes to owners of beneficial interests in the global note.

      It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit direct participants’ accounts on the payment date according to their respective holdings of beneficial interest in the global note as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting right to direct participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interest in the global note, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interest, as is the case with notes held for the account of customers registered in “street name”. However, payments will be the responsibility of the participants and not of DTC, the trustee or us.

      Settlement for the notes will be made by the underwriters in immediately available funds. All payments of principal and interest will be made in immediately available funds, except as otherwise indicated in this section.

      The notes have been accepted for clearance through DTC, Clearstream, Luxembourg, and Euroclear. The Common Code for the notes is 019341054, the ISIN for the notes is US046353AA61, and the CUSIP number for the notes is 046353 AA 6.

VALIDITY OF NOTES

      Davis Polk & Wardwell, our US counsel, and Sullivan & Cromwell LLP, US counsel for the underwriters, will pass upon the validity of the notes as to certain matters of New York law. Freshfields Bruckhaus Deringer, our English solicitors, will pass upon the validity of the notes as to certain matters of English law.

$3,250,000,000

ASTRAZENECA PLC

Debt Securities

            We may use this prospectus to offer from time to time debt securities.

            You should read this prospectus and the accompanying prospectus supplement carefully before you invest. We may sell these securities to or through underwriters, and also to other purchasers or through agents. The names of the underwriters will be set forth in the accompanying prospectus supplement.

             See “Risk Factors” beginning on page 4 for a discussion of certain risks of investing in these securities.

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated April 2, 2004.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the US Securities and Exchange Commission (“SEC”) utilizing a shelf registration process. Under this shelf process, we may sell any of the securities described in this prospectus in one or more offerings up to a total dollar amount of $3,250,000,000 or the equivalent in one or more foreign currencies or currency units. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of those securities and their offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information About Us.”

      Unless otherwise stated in this prospectus or unless the context otherwise requires, references in this prospectus to “we”, “our” and “us” are to AstraZeneca PLC. Unless the context requires otherwise, we refer to AstraZeneca PLC and its subsidiaries taken together as AstraZeneca.

ASTRAZENECA PLC

      We are a major international research based pharmaceutical company engaged in the development, manufacture and marketing of ethical (prescription) pharmaceutical products. From February 1993 until April 1999, we were called Zeneca Group PLC. On April 6, 1999 we changed our name to AstraZeneca PLC.

      We were formed when the pharmaceutical, agrochemical and specialty chemical businesses of Imperial Chemical Industries PLC were demerged in 1993. In 1999, we sold the specialty chemical business. Also in 1999, we merged with Astra AB of Sweden. In 2000, we demerged the agrochemical business and merged it with the similar agribusiness of Novartis AG to form a new company called Syngenta AG.

RISK FACTORS

      Investing in the securities offered using this prospectus involves risk. You should consider carefully the risks described below, together with the risks described in the documents incorporated by reference into this prospectus, and any risk factors included in the prospectus supplement, before you decide to buy our securities. If any of these risks actually occur you may lose all or part of your investment.

Risk Relating to our Business

      You should read “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, which is incorporated by reference in this prospectus, or similar sections in subsequent filings incorporated by reference in this prospectus, for information relating to risk factors affecting our business.

Risks Relating to the Debt Securities

Because we are a holding company and currently conduct our operations through subsidiaries, your right to receive payments on our debt securities is effectively subordinated to the liabilities of our subsidiaries.

      We are organized as a holding company, and substantially all of our operations are carried on through subsidiaries. Our ability to meet our financial obligations is dependent upon the availability of cash flows from our domestic and foreign subsidiaries and affiliated companies through dividends, intercompany advances, management fees and other payments. Our subsidiaries are not guarantors of the debt securities we may offer. Moreover, these subsidiaries and affiliated companies are not required and may not be able to pay us dividends. Claims of the creditors of our subsidiaries have priority as to the assets of such subsidiaries over our rights as shareholders of such subsidiaries. Consequently, in the event of our insolvency, the claims of holders of debt securities issued by us would be structurally subordinated to the prior claims of the creditors of our subsidiaries. As of December 31, 2003, our subsidiaries had $7,352 million aggregate principal amount of indebtedness outstanding. None of that amount represented indebtedness of finance subsidiaries whose sole assets were loans and advances to us.

Because the debt securities are unsecured, your right to receive payments may be adversely affected.

      The debt securities that we are offering will be unsecured. To the extent that we grant security over our assets in favor of holders of our other indebtedness, holders of debt securities will be effectively subordinated to the other indebtedness to the extent of the value of those assets. As of December 31, 2003, we had no secured indebtedness outstanding. If we default on the debt securities, or in the event of bankruptcy, liquidation or reorganization, then, to the extent that we have granted security over our assets, the assets that secure these debts will be used to satisfy the obligations under that secured debt before we could make payment on the debt securities. If there is not enough collateral to satisfy the obligations of the secured debt, then the remaining amounts on the secured debt would share equally with all unsubordinated unsecured indebtedness, including the debt securities offered hereby.

Your rights as a holder of debt securities may be inferior to the rights of holders of debt securities issued under a different series pursuant to the indenture.

      The debt securities are governed by a document called an indenture, described later under “Description of Debt Securities”. We may issue as many distinct series of debt securities under this indenture as we wish. We may also issue a series of debt securities under this indenture that provides holders with rights superior to the rights already granted or that may be granted in the future to holders of another series. You should read carefully the specific terms of any particular series of debt securities which will be contained in the prospectus supplement relating to such debt securities.

Should we default on our debt securities your right to receive payments on such debt securities may be adversely affected by UK insolvency laws.

      We are incorporated under the laws of England and Wales. Accordingly, insolvency proceedings with respect to us are likely to proceed primarily under, and primarily be governed by, UK insolvency law. The procedural and substantive provisions of such insolvency laws are, in certain cases, more favorable to secured creditors than comparable provisions of United States law. These provisions afford debtors and unsecured creditors only limited protection from the claims of secured creditors and it may not be possible for us or other unsecured creditors to prevent or delay the secured creditors from enforcing their security to repay the debts due to them under the terms that such security was granted.

The debt securities lack a developed trading market, and such a market may never develop.

      We may issue debt securities in different series with different terms in amounts that are to be determined. These debt securities may be listed on the New York Stock Exchange or another recognized stock exchange. However, there can be no assurance that an active trading market will develop for any series of debt securities even if we list the series on a securities exchange. There can also be no assurance regarding the ability of holders of our debt securities to sell their debt securities or the price at which such holders may be able to sell their debt securities. If a trading market were to develop, the debt securities could trade at prices that may be higher or lower than the initial offering price and this may result in a return that is greater or less than the interest rate on the debt security, depending on many factors, including, among other things, prevailing interest rates, our financial results, any decline in our credit-worthiness and the market for similar securities.

      Any underwriters, broker-dealers or agents that participate in the distribution of the debt securities may make a market in the debt securities as permitted by applicable laws and regulations but will have no obligation to do so, and any such market-making activities may be discontinued at any time. Therefore, there can be no assurance as to the liquidity of any trading for the debt securities or that an active public market for the debt securities will develop.

FORWARD-LOOKING STATEMENTS

      This prospectus may contain statements regarding our assumptions, projections, expectations, intentions or beliefs about future events. These statements are intended as “Forward-Looking Statements” under the Private Securities Litigation Reform Act of 1995. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. We identify these forward-looking statements by using words “anticipates”, “believes”, “expects”, “intends” and similar expressions in such statements. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including:

•	the loss or expiration of patents;

•	marketing exclusivity or trademarks;

•	exchange rate fluctuations;

•	the risk that R&D will not yield new products that achieve commercial success;

•	the impact of competition, price controls and price reductions;

•	taxation risks;

•	the risk of substantial product liability claims;

•	the impact of any failure by third parties to supply materials or services;

•	the risk of delay to new product launches;

•	the difficulties of obtaining and maintaining governmental approvals for products;

•	the risk of environmental liabilities; and

•	other factors discussed under “Risk Factors” and elsewhere in this document.

      The forward-looking statements made in this prospectus speak only as of the date of this prospectus. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after that date of this prospectus, and we do not assume any responsibility to do so.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

      We are a public limited company incorporated under the laws of England and Wales. Substantially all of our directors and officers, and some of the experts named in this document, reside outside the United States, principally in the United Kingdom. All or a substantial portion of our assets, and the assets of such persons, are located outside the United States. Therefore, you may not be able to effect service of process within the United States upon us or these persons so that you may enforce judgments of US courts against us or these persons based on the civil liability provisions of the US federal securities laws. Freshfields Bruckhaus Deringer has advised us that there is doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgments of US courts, of civil liabilities solely based on the US federal securities laws.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

      This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus. In addition, we are subject to the registration requirements of the Securities Exchange Act of 1934 and, in accordance with this act, we file reports and other information with the SEC. You may read and copy any of this information in the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the SEC’s Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

      The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov. The SEC file number for documents filed by us is 1-11960.

      Our ADSs are listed on the New York Stock Exchange under the symbol “AZN”. Our ordinary shares are admitted to trading on the London Stock Exchange under the symbol “AZN.L” and are also listed on the Stockholm Stock Exchange under the symbol “AZN.ST”. You can consult reports and other information about us that we file pursuant to the rules of the New York Stock Exchange, the London Stock Exchange and the Stockholm Stock Exchange at such exchanges.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

      We incorporate by reference the documents listed below and any documents filed with the SEC in the future under Sections 13(a), 13(c) and 15(d) of the Securities Exchange Act of 1934, as amended, until the offerings made under this prospectus are completed:

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2003;

•	All other documents we file pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering of the securities and, to the extent designated therein, reports furnished to the SEC on Form 6-K, in each case with effect from the date that such document or report is so filed or furnished.

      Our Form 20-F contains a summary description of our business and audited consolidated financial statements with a report by our independent auditors. These financial statements are prepared in accordance with generally accepted accounting principles applicable in the United Kingdom, or UK GAAP. For a discussion of the principal differences between UK GAAP and generally accepted accounting principles applicable in the United States, referred to as US GAAP, please see “Additional Information for US Investors-Differences between UK and US accounting principles” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, which is incorporated by reference in this prospectus.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN
England

Tel. No.: 011-44-20-7304-5000

      You should rely only on the information that we incorporate by reference or provide in this prospectus or the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

USE OF PROCEEDS

      Unless otherwise indicated in an accompanying prospectus supplement, the net proceeds from the sale of securities will be used for general corporate purposes. These include working capital and the repayment of existing borrowings by us and by our subsidiaries.

LEGAL OWNERSHIP

Street Name and Other Indirect Holders

      Investors who hold securities in accounts at banks or brokers will generally not be recognized as the legal holders of securities. This is called holding in street name. If you hold securities in street name, we will recognize only the bank or broker or the financial institution the bank or broker uses to hold its securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the securities, either because they agree to do so in their customer agreements or because they are legally required to do so. If you hold securities in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle voting if it were ever required;

•	whether and how you can instruct it to send you securities registered in your own name so you can be a direct holder as described below; and

•	how it would pursue rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests.

Direct Holders

      Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, extend only to the registered holders of securities. The holder of any certificate representing securities, including global securities, is, in the case of registered securities, the person or entity in whose name the certificate is registered, and in the case of bearer securities, the person or entity which has possession of the certificate. As noted above, we do not have obligations to you if you hold in street name or any other indirect means, either because you choose to hold securities in that manner or because the securities are issued in the form of global securities as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a street name customer but does not do so.

Global Securities

      Global security. A global security is a special type of indirectly held security. It may be issued in either registered or bearer form. If we choose to issue securities in the form of global securities, the ultimate beneficial owners of global securities can only be indirect holders, as described above. We require that the global security be registered in the name of or held by a financial institution we select.

      We also require that the securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global security is called the depositary. Any person wishing to own a security must do so indirectly by virtue of an account with a broker, bank or other financial institution which in turn has an account with the depositary. The prospectus supplement relating to an offering of a series of securities will indicate whether the series will be issued only in the form of global securities.

      Special investor considerations for global securities. As an indirect holder, an investor’s rights in a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of securities and instead deal only with the depositary that holds the global security.

      If you are an investor in securities issued only in the form of global securities, you should be aware that:

•	you cannot have securities registered in your own name;

•	you cannot receive physical certificates for your interest in the securities;

•	you will be a street name holder and must look to your own bank or broker for payments on the securities and protection of your legal rights relating to the securities, as explained earlier under “— Street Name and Other Indirect Holders”;

•	you may not be able to sell interests in the securities to some insurance companies and other institutions required by law to own securities in the form of physical certificates;

•	the depositary’s policies will govern payments, transfers, exchange and other matters relating to your interest in the global security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the global security. We and the trustee also do not supervise the depositary in any way;

•	the depositary will require that interests in a global security be purchased or sold within its system using same-day funds.

      Special situations when the global security will be terminated. In a few special situations described below, the global security will terminate and interests in it will be exchanged for physical certificates representing securities. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in securities transferred to their own name so that they will be direct holders. The rights of street name investors and direct holders in the securities have been previously described in the subsections “— Street Name and Other Indirect Holders” and “— Direct Holders”.

      A permanent global debt security may only be transferred as a whole between the depositary and a nominee of the depositary or to a successor depositary or nominee.

      Owners of beneficial interests in a permanent global debt security are not entitled to receive physical delivery of securities in definitive form unless:

•	the depositary notifies us that it is unwilling or unable to continue as depositary, or if the depositary is no longer qualified as a clearing agency under applicable law and we have not appointed a successor depositary;

•	we decide at any time and in our sole discretion not to have any of the securities represented by registered securities in global form;

•	an event of default on the securities has occurred and has not been cured; or

•	any other circumstances for terminating a global security as described in the applicable prospectus supplement have occurred.

      When a global security terminates, the depositary, and not we or the trustee, is responsible for deciding the names of the institutions that will be the initial direct holders.

DESCRIPTION OF DEBT SECURITIES

      We may issue debt securities using this prospectus. As required by US federal law for all publicly offered corporate bonds and notes, the debt securities are governed by a document called an indenture. The indenture relating to the debt securities issued by us is a contract, dated as of April 1, 2004, between AstraZeneca PLC and JPMorgan Chase Bank, as trustee.

      In this description “you” means direct holders and not street name or other indirect holders of securities. Indirect holders should read the section “Legal Ownership” — “Street Names and Other Indirect Holders” above.

General

      This section summarizes the material provisions of the indenture and the debt securities. Because it is a summary, it does not describe every aspect of the indenture or the debt securities. This summary is subject to and qualified in its entirety by reference to all of the indenture provisions, including some of the terms used and defined in the indenture. We describe the meaning of only the more important terms in this prospectus. We also include references in parentheses to some sections of the indenture. Whenever we refer to particular sections or defined terms of the indenture in this prospectus or in the prospectus supplement, those sections or defined terms are incorporated by reference here or in the prospectus supplement. This summary is also subject to and qualified by reference to the description of the particular terms of your series of debt securities described in the prospectus supplement.

      The indenture and its associated documents contain the full legal text of the matters described in this section. The indenture and the debt securities are governed by New York law. The indenture is an exhibit incorporated by reference into this prospectus. See “Where You Can Find More Information” for information on how to obtain a copy.

      The debt securities are unsecured obligations of AstraZeneca PLC. The debt securities will rank equally in right of payment with all of our other unsecured and unsubordinated indebtedness except for indebtedness that is preferred under applicable law.

The Trustee

      JPMorgan Chase Bank is the trustee under the indenture. As trustee, it has two main roles:

•	first, it can enforce your rights against us if we default on debt securities issued under the indenture. There are some limitations on the extent to which the trustee may act on your behalf, described under “— Events of Default — Remedies if an event of default occurs” below; and

•	second, the trustee performs administrative duties for us, such as sending you interest payments and notices.

Types of Debt Securities

      The indenture does not limit the amount of debt securities that we can issue. It provides that debt securities may be issued in one or more series up to the aggregate principal amount as we authorize from time to time. All debt securities of one series need not be issued at the same time and we may reopen any series, without the consent of a holder of that series, to issue additional debt securities of the same series.

      The prospectus supplement relating to a series of debt securities will describe the following terms of the series:

•	the title of the series of debt securities;

•	the aggregate principal amount of debt securities and any limit on the aggregate principal amount of the series of debt securities;

•	any stock exchange on which we will list the debt securities;

•	the date or dates on which we will repay the principal amount of the series of debt securities or the method by which the date or dates will be determined;

•	any rate or rates at which the series of debt securities will bear interest or the method by which the interest rate or rates will be determined;

•	the date or dates from which any interest on the series of debt securities will accrue, the dates on which interest will be payable and the record dates for interest payments or the method by which such date or dates will be determined and the method by which interest will be calculated if different to a 360-day year of twelve 30-day months;

•	the place or places where the principal and any interest on debt securities will be payable if other than the corporate trust office of the trustee in New York, New York;

•	the price or prices at which, the period or periods within which, the currency or currencies, currency unit or composite currency in which, and the terms and conditions upon which we may redeem the series of debt securities in whole or in part;

•	any right or obligation to redeem, repay or purchase the debt securities as a result of any sinking fund or similar provisions, or at the option of the holder of the debt securities and the period or periods within which, the price or prices at which and every other terms and conditions upon which the debt securities will be redeemed, repaid or purchased;

•	the denominations in which debt securities of the series are issuable, if other than denominations of $1,000 and any multiple of $1,000;

•	the portion of the principal amount of the series of debt securities payable if an acceleration of the maturity of the debt securities is declared, if other than the principal amount;

•	the currency, including any composite currency, of payment of the principal, premium, if any, and interest on the series of debt securities if other than US dollars;

•	whether we or a holder of debt securities may elect to have the principal, premium, if any, or interest on the series of debt securities paid in a currency or composite currency other than the currency in which the debt securities are stated to be payable, and if so, any election period and the terms and conditions governing such an election;

•	whether we will be required to pay additional amounts for withholding taxes or other governmental charges and, if applicable, a related right to an optional tax redemption for such a series;

•	any index used to determine the amount of payment of principal, premium, if any, and interest on the series of debt securities and how these amounts will be determined if they are not fixed when the debt securities are issued;

•	the forms of the series of debt securities;

•	the applicability of the provisions described later under “— Satisfaction, Discharge and Defeasance”;

•	any authenticating or paying agents, transfer agents or registrars or any other agents acting in connection with the debt securities other than the trustee;

•	if applicable, a discussion of any additional material US federal income and UK tax considerations; and

•	any other special features of the series of debt securities.

      We may issue the debt securities as original issue discount securities, which are debt securities offered and sold at a substantial discount to their stated principal amount. (Section 1.01)

Overview of the Remainder of this Description

      The remainder of this description summarizes:

•	Additional mechanics relevant to the debt securities under normal circumstances, such as how you transfer ownership and where we make payments.

•	Your right to receive payment of additional amounts due to changes in the tax withholding requirements of various jurisdictions.

•	Your rights under several special situations, such as if we merge with another company or if we want to redeem the debt securities for tax reasons.

•	Covenants contained in the indenture that restrict our ability to incur liens and undertake sale and leaseback transactions. A particular series of debt securities may have different covenants.

•	Your rights if we default.

•	Your rights if we want to modify the indenture.

•	Our relationship with the trustee.

Additional Mechanics

Exchange and Transfer

      Unless otherwise stated in the prospectus supplement, the debt securities will be issued only in fully registered form without interest coupons in denominations of $1,000 or whole multiples of $1,000. You may have your debt securities broken into more debt securities of smaller $1,000 denominations or combined into fewer debt securities of larger $1,000 denominations, as long as the total principal amount is not changed. (Section 2.08) This is called an exchange.

      You may exchange or transfer registered debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and for transferring registered debt securities. We may change this appointment to another entity or perform the service ourselves. The entity performing the role of maintaining the list of registered holders is called the security registrar. It will also register transfers of the registered debt securities. (Section 3.03)

      You may not exchange your registered debt securities for bearer securities.

      There will be no service charge for any exchange or registration of transfer of the debt securities, but we may require payment of an amount sufficient to cover any tax or other governmental charge imposed in connection with any exchange or registration of transfer. (Section 2.09)

      The transfer or exchange of a registered debt security may be made only if the security registrar is satisfied with your proof of ownership.

      If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of debt securities during a specified period of time in order to freeze the list of holders to prepare the mailing. The period begins 15 days before the day we first mail the notice of redemption and ends on the day of that mailing. We may also refuse to register transfers or exchanges of debt securities selected or called for redemption. However, we will continue to permit transfers and exchanges of the unredeemed portion of any security being partially redeemed. (Section 2.08)

Payment and Paying Agents

      We will pay interest to you if you are a direct holder of debt securities at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the record date and is stated in the prospectus supplement. (Section 2.07)

      Unless otherwise specified in the prospectus supplement, we will pay interest, principal and any other money due on debt securities in registered form at the corporate trust office of JPMorgan Chase Bank in the Borough of Manhattan, The City and State of New York as paying agent for the debt securities. That office is currently located at JPMorgan Chase Bank, 4 New York Plaza, New York, New York 10004. At our option, we may pay interest on any debt securities by check mailed to the registered holders. (Sections 3.01, 3.02 and 3.03)

      Some of the debt securities may be denominated, and payments may be made, in currencies other than US dollars or in composite currencies. A summary of any special considerations which apply to these debt securities is in the applicable prospectus supplement.

      Street name and other indirect holders should consult their banks or brokers for information on how they will receive payments.

      We may arrange for additional payment offices, or may cancel or change these offices, including our use of the trustee’s corporate trust office. These offices are called paying agents. We may also choose to act as our own paying agent, but must always maintain a paying agency in the Borough of Manhattan, The City and State of New York. Whenever there are changes in the paying agents for any particular series of debt securities we must notify the trustee. (Sections 3.03 and 3.04)

Payment of Additional Amounts

      We agree that any amounts to be paid by us under any series of debt securities of principal, premium and interest in respect of the debt securities will be paid without deduction or withholding for, any and all present and future taxes, levies, duties, assessments, imposts or other governmental charges of whatever nature imposed, assessed, levied or collected by or for the account of the government of any jurisdiction in which we are resident for tax purposes (presently, the UK) or any political subdivision or taxing authority of such jurisdiction, unless such withholding or deduction is required by law. If such deduction or withholding is at anytime required, we will (subject to compliance by you with any relevant administrative requirements) pay you additional amounts as will result in your receipt of such amounts as you would have received had no such withholding or deduction been required.

      The indenture provides that we will not have to pay additional amounts in certain specified circumstances, and that those circumstances may be modified or supplemented for different series of debt securities. Unless the prospectus supplement for a series of debt securities provides otherwise, debt securities issued using this prospectus will provide that we will not have to pay additional amounts if:

•	the tax, levy, impost or other governmental charge would not have been imposed, assessed, levied or collected but for the holder’s connection to the jurisdiction in which we are resident for tax purposes, other than by merely holding the debt security or by receiving principal, premium, if any, or interest, if any, on the debt security, or enforcing the debt security. These connections include where the holder or related party:

•	is or has been a domiciliary, national or resident of such jurisdiction;

•	is or has been engaged in a trade or business in such jurisdiction;

•	has or had a permanent establishment in such jurisdiction; or

•	is or has been physically present in such jurisdiction.

•	the tax, levy, impost or other governmental charge would not have been imposed, assessed, levied or collected but for presentation of the debt security for payment, if presentation is required, more than 30 days after the security became due or payment was provided for;

•	the tax, levy, impost or other governmental charge is an estate, inheritance, gift, sale, transfer, personal property or similar tax, levy, impost or other governmental charge;

•	the tax, levy, impost or other governmental charge is payable in a manner that does not involve deduction or withholding from payments on or in respect of the relevant debt security;

•	the tax, levy, impost or other governmental charge would not have been imposed or withheld but for the failure of the holder or beneficial owner to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with any jurisdiction in which we are resident for tax purposes, as required by any treaty, statute, regulation or administrative practice of such jurisdiction as a condition to relief or exemption from such tax, levy, impost or other governmental charge;

•	the tax, levy, impost or other governmental charge is imposed on a payment to or for an individual and is required to be made pursuant to the European Union Directive on the taxation of savings adopted by the Council of the European Union on 3 June 2003 or any law (whether of a Member State of the European Union or a non-Member State) implementing or complying with, or introduced in order to conform to, such Directive;

•	the holder would have been able to avoid such withholding or deduction by authorizing the paying agent to report information in accordance with the procedure laid down by the relevant tax authority or by producing, in the form required by the relevant tax authority, a declarative, claim, certificate, document or other evidence establishing exemption therefrom;

•	the holder would have been able to avoid such withholding or deduction by presenting the relevant debt security to another paying agent in a Member State of the EU or elsewhere; and

•	the holder of the debt security is a fiduciary, partnership or a person other than the sole beneficial owner of any payment that would be required by the laws of the jurisdiction in which we are resident for tax purposes to be included in income, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, a member of that partnership or a beneficial owner who would not have been entitled to the additional amounts had that beneficiary, settlor, partner or beneficial owner been the holder. (Section 3.02)

Mergers and Similar Events

      We are generally permitted to consolidate or merge with another company or other entity that is organized under the laws of the United Kingdom, the United States or any other country which is a member of the Organization for Economic Cooperation and Development. We are also generally permitted to sell or convey our property as an entirety or substantially as an entirety to such other entity. Our ability to take some of these actions is restricted in the following ways:

•	any entity succeeding us must assume our obligations in relation to the debt securities and under the indenture;

•	if the succeeding entity is not organized under the laws of the United Kingdom or a State of the United States, the succeeding entity’s assumption of our obligations in relation to the debt securities and under the indenture must include the obligation to pay any additional amounts as described under “— Payment of Additional Amounts”. (Sections 8.01)

      It is possible that the merger, sale, or lease of all or substantially all of our assets would cause a principal property of ours or of a restricted subsidiary of ours or shares of stock or indebtedness of any of our restricted subsidiaries to become subject to a lien giving other lenders preferential rights in that property over holders of debt securities. We have promised to limit these preferential rights on our property, called liens, as discussed under “— Limitation on Liens”. If a merger or other transaction would create any impermissible liens on our property, we must grant an equivalent or higher-ranking lien on the same property to you and the other direct holders of the debt securities. (Section 8.02)

Optional Tax Redemption

      We have the option to redeem the debt securities in the two situations described below. The redemption price for the debt securities, other than original issue discount debt securities, will be equal to the principal amount of the debt securities being redeemed plus accrued interest and any additional amounts due on the date fixed for redemption. (Section 11.06) The redemption price for original issue discount debt securities will be specified in the applicable prospectus supplement. We must give you between 30 and 60 days’ notice before redeeming the debt securities. (Section 11.02)

      The first situation is where, as a result of a change or amendment to any law or related regulation or ruling of the jurisdiction in which we are resident for tax purposes, or any change in an application or interpretation of such laws, regulations or rulings, or any change in application or interpretation of, or any execution of an amendment to, any treaty, we would have to pay additional amounts as described under “— Payment of Additional Amounts”.

      This first situation applies only in the case of changes, amendments, applications, interpretations or executions that occur on or after the date specified in the prospectus supplement for the applicable series of debt securities. If we are succeeded by another entity, the applicable jurisdiction will be the jurisdiction in which such successor is resident for tax purposes, rather than the jurisdiction in which we are resident for tax purposes, and the applicable date will be the date such entity became successor, rather than the date specified in the prospectus supplement.

      The second situation is where our independent legal adviser has advised us that, as a result of action taken by a taxation authority of, or any action brought in a court of competent jurisdiction in, the jurisdiction in which we are resident for tax purposes, after the date specified in the prospectus supplement for the applicable series of debt securities, we would have to pay additional amounts as described under “— Payment of Additional Amounts” and the payment of such additional amounts cannot be avoided by the use of reasonable measures available to us. (Section 11.06) If we are succeeded by another entity, the applicable jurisdiction will be the jurisdiction in which such successor is resident for tax purposes, rather than the jurisdiction in which we are resident for tax purposes and the applicable date will be the date such entity became our successor.

Covenants

Limitation on Liens

      Some of our property and the property of our subsidiaries may be subject to a mortgage, pledge, assignment, charge or other legal mechanism that gives a lender preferential rights in that property over other lenders, including you and the other direct holders of the debt securities, or over our general creditors if we fail to repay them. These preferential rights are generally called liens.

      We undertake that we and certain of our subsidiaries which we refer to as “restricted subsidiaries”, will not become obligated on any new debt for borrowed money that is secured by a lien on any principal property or on any shares of stock or indebtedness of any of our restricted subsidiaries unless we grant an equivalent or higher-ranking lien on the same property to you and the other direct holders of the debt securities. (Section 3.08)

•	Restricted subsidiary means any wholly-owned subsidiary:

•	with substantially all of its property located within the UK or the US; and

•	which owns a principal property;

but does not include any wholly-owned subsidiary principally engaged in leasing or in financing installment receivables or principally engaged in financing AstraZeneca’s operations.

•	A wholly-owned subsidiary means any corporation in which control, directly or indirectly, of all of the stock with ordinary voting power to elect the board of directors of that corporation is owned by us, or by one or more of our wholly-owned subsidiaries or by us and one or more of our wholly-owned subsidiaries.

•	A subsidiary, with respect to any person, is any corporation in which that person owns or controls directly or indirectly at least a majority of stock with ordinary voting power to elect a majority of the board of directors.

•	Principal property means any manufacturing plant or facility or any research facility owned by us or any restricted subsidiary. A principal property must also be located within the UK or the US and have a gross book value (before deducting any depreciation reserve) exceeding 2% of our consolidated net tangible assets. Principal property does not include:

•	any plant or facility or research facility which in the opinion of our board of directors is not materially important to the total business conducted by AstraZeneca; or

•	any portion of a property described above which, in the opinion of our board of directors, is not materially important to the use or operation of the property. (Section 1.01)

      We do not need to comply with this restriction if the amount of all debt that would be secured by liens on our principal properties and the shares of stock or indebtedness of our restricted subsidiaries is no more than 15% of our consolidated net tangible assets. (Section 3.08)

•	Our consolidated net tangible assets mean AstraZeneca’s consolidated total assets, after deducting:

•	all liabilities due within one year (other than short-term borrowings and long-term debt due within one year); and

•	all goodwill, trade names, trademarks, patents and other similar types of intangible assets as shown on AstraZeneca’s audited consolidated balance sheet contained in the latest annual report to our shareholders. (Section 1.01)

      This restriction on liens does not apply to debt secured by a number of different types of liens. These types of liens include the following:

•	any lien on property, shares of stock or indebtedness of any corporation existing at the time the corporation becomes a restricted subsidiary;

•	any lien on property or shares of stock existing at the time of acquisition of that property or those shares of stock, or to secure the payment of all or any part of the purchase price of that property or those shares of stock, or to secure any debt incurred before, at the time of, or within twelve months after, in the case of shares of stock, the acquisition of the shares of stock and, in the case of property, the later of the acquisition, completion of construction (including any improvements on an existing property) or commencement of the commercial operation of the property, where the debt is incurred to finance all or any part of the purchase price;

•	any lien securing debt owed to us or to any of our restricted subsidiaries by us or any of our restricted subsidiaries;

•	any lien existing at the date of the indenture;

•	any lien on a principal property to secure debt incurred to finance all or part of the cost of improving, constructing, altering or repairing any building, equipment or facilities or of any other improvements on all or any part of that principal property, if the debt is incurred before, during, or within twelve months after completing the improvement, construction, alteration or repair;

•	any lien on property owned or held by any corporation or on shares of stock or indebtedness of any corporation, where the lien existed either at the time the corporation is merged, consolidated or amalgamated with either us or a restricted subsidiary or at the time of a sale, lease or other disposition of all or substantially all of the property of a corporation to us or a restricted subsidiary;

•	any lien arising by operation of law and not securing amounts more than 90 days overdue or otherwise being contested in good faith;

•	any lien arising by operation of law over any credit balance or cash held in any account with a financial institution;

•	any rights of financial institutions to offset credit balances in connection with the operation of cash management programs established for our benefit and/or the benefit of any restricted subsidiary;

•	any lien incurred or deposits made in the ordinary course of business, including but not limited to,

•	any mechanics’, materialmen’s, carriers’, workmen’s, vendors’ or other similar liens;

•	any liens securing amounts in connection with workers’ compensation, unemployment insurance and other types of social security;

•	any easements, rights-of-way, restrictions and other similar charges;

•	any liens incurred or deposits made securing the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return of money bonds and other obligations of a similar nature incurred in the ordinary course of business;

•	any lien securing taxes or assessments or other applicable governmental charges or levies;

•	any extension, renewal or replacement or successive extensions, renewals or replacements, in whole or in part, of any lien included in the preceding paragraphs or of any of the debt secured under the preceding paragraphs, so long as the principal amount of debt secured does not exceed the principal amount of debt secured at the time of the extension, renewal or replacement, and that the extension, renewal or replacement lien is limited to all or any part of the same property or shares of stock that secured the lien extended, renewed or replaced (including improvements on that property), or property received or shares of stock issued in substitution or exchange; and

•	any lien in favor of us or any subsidiary of ours.

      The following types of transactions will not be deemed to create debt secured by a lien and, therefore, will also not be subject to the restriction on liens:

•	any liens on property of ours or a restricted subsidiary in favor of the US or any State of the US, or the UK, or any other country, or any political subdivision of, or any department, agency or instrumentality of, these countries or states, to secure partial, progress, advance or other payments under provisions of any contract or statute including, but not limited to, liens to secure debt of pollution control or industrial revenue bond type, or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or cost of construction of the property subject to these liens. (Section 3.08)

Limitation on Sale and Lease-Back Transactions

      Neither we nor any of our restricted subsidiaries will enter into any sale and lease-back transaction involving a principal property without complying with this covenant.

      A sale and lease-back transaction is an arrangement between us or a restricted subsidiary and any person in which we or the restricted subsidiary leases back for a term of more than three years a principal property that we or the restricted subsidiary has sold or transferred to that person.

      We and our restricted subsidiaries may enter into sale and lease-back transactions provided that the total amount of attributable debt attributable to all sale and lease-back transactions plus other debt of ours or any of our restricted subsidiaries that is secured by liens (but excluding debt secured by liens on property that we or a restricted subsidiary would be entitled to incur, assume or guarantee without equally and ratably securing the debt securities offered by this prospectus as described under “— Limitation on Liens” above) does not exceed 15% of consolidated net tangible assets.

      This restriction does not apply to any sale and lease-back transaction if:

•	we or the restricted subsidiary seeking to enter into the sale and lease-back could incur, assume or guarantee debt secured by a lien on the principal property to be leased without equally and ratably securing the debt securities offered by this prospectus as a result of one or more of the exceptions to the limitation on liens as described under “— Limitation on Liens” above;

•	within twelve months before or after the sale or transfer, regardless of whether the sale or transfer may have been made by us or a restricted subsidiary, we apply, an amount equal to the net proceeds of the sale or transfer (in the case of a sale or transfer for cash), or an amount equal to the fair value of the principal property so leased at the time of entering into the sale or transfer as determined by our board of directors (in the case of a sale or transfer otherwise than for cash), to

•	the retirement of indebtedness for money borrowed, incurred or assumed by us or any restricted subsidiary which matures at, or is extendible or renewable at the option of the obligor to, a date more than twelve months after the date of incurring, assuming or guaranteeing such debt, or

•	investment in any principal property or principal properties. (Section 3.09)

      This restriction on sale and lease-back transactions also does not apply to any transaction between us and a restricted subsidiary, or between restricted subsidiaries.

      Attributable debt means the present value (discounted at a rate equal to the weighted average of the rate of interest on all securities then issued and outstanding under the indenture, compounded semi-annually) of our or a restricted subsidiary’s obligation for rental payments for the remaining term of any lease in a sale and lease-back transaction. (Section 1.01)

Default and Related Matters

Events of Default

      A holder of debt securities of a particular series will have special rights if any event of default occurs with respect to that series and is not cured, as described later in this subsection.

      What is an event of default? An event of default means any of the following:

•	Interest — default for 30 days in the payment of any installment of interest on the series of debt securities;

•	Principal — default in the payment of all or any part of the principal of the series of debt securities when such principal becomes due and payable either at maturity, upon redemption, by acceleration or otherwise;

•	Sinking Fund Installment — default in the payment of any sinking fund installment as and when such installment becomes due and payable by the specific terms of the series of debt securities or beyond any period of grace;

•	Covenant — breach or default by us in the performance of a covenant or warranty in respect of the debt securities of the relevant series which has not been remedied for ninety days after we receive written notice of the default from the trustee or we and the trustee receive written notice of the default from the holders of at least 25% of the principal amount of the debt securities of all affected series;

•	Bankruptcy — certain events of bankruptcy, insolvency or reorganization affecting us; or

•	Other — any other event of default provided in any supplemental indenture or resolution of our board of directors under which a particular series is issued or in the form of security for such series.

      No event of default described in the provisions above with respect to a particular series of debt securities will necessarily constitute an event of default with respect to any other series of debt securities and the events of default for any specific series may be modified as described in the applicable prospectus supplement.

      Remedies if an event of default occurs. If an event of default, other than a “Bankruptcy — ” default, has occurred (but only if, in the case of a “Covenant — ” default, the default has occurred for less than all series of debt securities then issued under the indenture and outstanding) and has not been cured, the trustee or the holders of at least 25% of the principal amount of debt securities of the affected series (each affected series voting as a separate class) may declare the principal amount (or, if the debt securities of a series are original issue discount securities, that portion of the principal amount as may be specified in the terms of that series) of all the debt securities of that series, together with any accrued interest, to be due and payable immediately. If an event of default has occurred under “Covenant — ” default with respect to all of the series of debt securities then issued under the indenture and outstanding, or under “Bankruptcy — ” default, and has not been cured, the trustee or the holders of at least 25% of the principal amount of all the debt securities then issued under the indenture and outstanding (treated as one class) may declare the principal (or, if any debt securities are original issue discount securities, that portion of the principal amount as may be specified in the terms of that series) of all debt securities then issued under the indenture and outstanding, together with any accrued interest, to be due and payable immediately. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the debt securities of the affected series or by at least a majority in principal amount of all the debt securities then issued under the indenture and outstanding (voting as one class), as the case may be, if certain conditions are met. (Section 4.01)

      Before a declaration of acceleration of maturity, past “Covenant — ” defaults that do not affect all series of debt securities then issued under the indenture and outstanding may be waived by the holders of a majority in principal amount of the debt securities then outstanding of each affected series (each such series voting as a separate class). Past “Covenant — ” defaults that affect all series of debt securities then issued under the indenture and outstanding and past “Bankruptcy — ” defaults may be waived by the holders of a majority in principal amount of all the debt securities then issued under the indenture and outstanding (treated as one class). Default in the payment of principal of or interest on or any sinking fund installment of debt securities of any series or a covenant or provision of the indenture that cannot be modified or amended without the consent of the holder of each debt security affected may only be modified or amended with the consent of such holder. (Section 4.10)

      Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This protection is called an indemnity. (Section 5.02) If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may, subject to certain limitations and conditions, direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also, subject to certain limitations and conditions, direct the trustee in performing any other action under the indenture. (Section 4.09)

      Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	you must give the trustee written notice that an event of default has occurred and remains uncured;

•	the holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action; and

•	the trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity and the trustee has not received an inconsistent direction from the holders of a majority in principal amount of all outstanding debt securities of the relevant series during that period. (Section 4.06)

      These limitations do not apply to a suit instituted by you for the enforcement of payment of the principal or interest on a debt security on or after the respective due dates.

      We will file annually with the trustee on or before March 31 in each year a written statement of certain of our officers certifying that, to their knowledge, we have not defaulted on our covenants under the indenture or else specifying any default that exists. (Sections 3.06 and 3.10)

      For any series of debt securities that is a series of original issue discount securities the prospectus supplement will contain provisions for the acceleration of the maturity of a portion of the principal amount of such original issue discount securities.

Modification of the Indenture and Waiver

      There are three types of changes we can make to the indenture and any series of the debt securities.

      Changes not requiring approval. The first type of change does not require any vote by holders of debt securities. Your consent is not required to do any of the following:

•	to transfer or pledge any property or assets to the trustee as security for any series of the debt securities;

•	to evidence the succession of any successor corporation to us as described under “Mergers and Similar Events” above;

•	to evidence the succession of any successor trustee under the indenture or to add to or change any provisions of the indenture as necessary to provide for the appointment of an additional trustee or trustees;

•	to add to our covenants or to add additional events of default for the benefit of the holders of any series of the debt securities;

•	to cure any ambiguity or to correct or supplement any provision of the indenture that may be defective or inconsistent with any other provision of the indenture; or

•	to make any other provisions with respect to matters or questions arising under the indenture as our board of directors may deem necessary or desirable and that shall not adversely affect the interests of holders of any series of the debt securities in any material respect. (Section 7.01)

      Changes requiring the approval of a majority of holders. The second type of change to the indenture and the debt securities requires a vote in favor by holders of debt securities owning at least a majority of the principal amount of all series of debt securities then outstanding and affected by such charge (each affected series voting as a separate class). In this manner, any provision of the indenture or any series of debt securities may be changed or eliminated unless the provision relates to a matter that requires the consent of each affected holder as discussed below. (Section 7.02)

      Changes requiring your approval. Third, there are changes that cannot be made to your debt securities without the specific approval of each affected holder. Your consent is required before we could do any of the following:

•	extend the final maturity of a debt security;

•	reduce the principal amount of a debt security;

•	reduce the rate or extend the time of payment of any interest on a debt security;

•	reduce any amount payable on redemption of a debt security;

•	reduce the amount of principal due and payable upon an acceleration of the maturity or provable in bankruptcy of a debt security issued at an original issue discount;

•	impair your right to sue for payment;

•	impair any right of repayment at the option of the holder;

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture; or

•	change in any manner adverse to the holders of the debt securities our obligations relating to the payment of principal and interest, and sinking fund payments. (Section 7.02)

Satisfaction, Discharge and Defeasance

      We may terminate our repayment and obligations on the debt securities, when:

•	we have paid or caused to be paid the principal of and interest, if any, then due and payable on all outstanding debt securities of any series;

•	we have delivered to the trustee for cancellation all outstanding debt securities of any series; or

•	all the outstanding debt securities of the series that have not been delivered to the trustee for cancellation have become or will become due and payable within one year and we have made arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name, and we have deposited with the trustee sufficient funds to pay and discharge the entire indebtedness on the series of debt securities to pay principal and interest, if any. (Section 9.01)

      We may legally release ourselves from any payment or other obligations on the debt securities, except for various obligations described below, if we, in addition to other actions, put in place the following arrangements for you:

•	we must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and government obligations that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates; and

•	we must deliver to the trustee a legal opinion of our counsel to the effect that the holders of the debt securities of that series will not recognize gain or loss for US federal income tax purposes as a result of the defeasance and will be subject to the same federal income tax as would be the case if the defeasance did not occur. (Section 9.03)

      However, even if we take these actions, a number of our obligations relating to the debt securities will remain. These include the following obligations:

•	to register the transfer and exchange of debt securities and our right of optional redemption, if any;

•	to replace mutilated, defaced, destroyed, lost or stolen debt securities;

•	to pay principal and interest, if any, on the original stated due dates and any remaining rights of the holders to receive sinking fund payments, if any, from funds deposited with the trustee;

•	immunities of the trustee; and

•	to hold money for payment in trust. (Section 9.01)

      Government obligation means securities that are:

•	direct obligations of the US or any foreign government of a sovereign state for the payment of which is pledged by the full faith and credit of the US or such foreign government; or

•	obligations of an entity controlled or supervised by and acting as an agency or instrumentality of the US or any foreign government of a sovereign state the payment of which is unconditionally guaranteed as a full faith and credit obligation of the US or such foreign government;

and are not callable or redeemable at the option of the issuer.

•	and also include a depositary receipt issued by a bank or trust company as custodian for these government obligations, or specific payment of interest on or principal of these government obligations, held by such custodian for the account of the holder of a depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deductions from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of these government obligations, or the specific payment of interest on or principal of these government obligations, evidenced by such depositary receipt. (Section 1.01)

Notices

      We and the trustee will send notices only to direct holders, using their addresses registered in the trustee’s records. (Section 10.04)

      Regardless of who acts as paying agent, all money that we pay to a paying agent that remains unclaimed at the end of two years after the amount is due to direct holders of debt securities will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else. (Section 9.05)

Governing Law

      The debt securities and the indenture will be governed by and construed in accordance with the laws of the State of New York. (Section 10.08)

Concerning the Trustee

      We maintain deposit accounts and conduct other banking transactions with the trustee in the ordinary course of business.

      If an event of default occurs, or an event occurs that would be an event of default if the requirements for either giving us notice or our default having to exist for a specified time period were disregarded, the trustee may be considered to have a conflicting interest with respect to the debt securities or the indenture for purposes of the Trust Indenture Act of 1939. In that case, the trustee may be required to resign as trustee under the applicable indenture and we would be required to appoint a successor trustee.

CLEARANCE AND SETTLEMENT

      Securities we issue may be held through one or more international and domestic clearing systems. The principal clearing systems we will use are the book-entry systems operated by DTC in the United States, Clearstream Banking, société anonyme, or Clearstream, Luxembourg, in Luxembourg and Euroclear Bank S.A./ N.V. or Euroclear, in Brussels, Belgium. These systems have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositories. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates.

      Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market. Where payments for securities we issue in global form will be made in US dollars, these procedures can be used for cross-market transfers and the securities will be cleared and settled on a delivery against payment basis.

      Cross-market transfers of securities that are not in global form may be cleared and settled in accordance with other procedures that may be established among the clearing systems for these securities. Investors in securities that are issued outside of the United States, its territories and possessions must initially hold their interests through Euroclear, Clearstream, Luxembourg or the clearance system that is described in the applicable prospectus supplement.

      The policies of DTC, Clearstream, Luxembourg, and Euroclear will govern payments, transfers, exchange and other matters relating to the investor’s interest in securities held by them. This is also true for any other clearance system that may be named in a prospectus supplement.

      We have no responsibility for any aspect of the actions of DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. We have no responsibility for any aspect of the records kept by DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. We also do not supervise these systems in any way. This is also true for any other clearing system indicated in a prospectus supplement.

      DTC, Clearstream, Luxembourg, Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform these procedures and may modify them or discontinue them at any time.

      The description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream, Luxembourg and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

The Clearing Systems

DTC

      DTC has advised us as follows:

•	DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

•	DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants. This eliminates the need for physical movement of certificates.

•	Participants in DTC include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. DTC is partially owned by some of these participants or their representatives.

•	Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that have relationships with participants.

•	The rules applicable to DTC and DTC participants are on file with the SEC.

Clearstream, Luxembourg

      Clearstream, Luxembourg has advised us as follows:

•	Clearstream, Luxembourg is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier).

•	Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through electronic book-entry changes to the accounts of its customers. This eliminates the need for physical movement of certificates.

•	Clearstream, Luxembourg provides other services to its participants, including safekeeping, administration, clearance and settlement of internationally traded securities and lending and borrowing of securities. It interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships.

•	Clearstream, Luxembourg’s customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include professional financial intermediaries. Its US customers are limited to securities brokers and dealers and banks.

•	Indirect access to the Clearstream, Luxembourg system is also available to others that clear through Clearstream, Luxembourg customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.

Euroclear

      Euroclear has advised us as follows:

•	Euroclear is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking and Finance Commission (Commission Bancaire et Financière) and the National Bank of Belgium (Banque Nationale de Belgique).

•	Euroclear holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates.

•	Euroclear provides other services to its customers, including credit custody, lending and borrowing of securities and tri-party collateral management. It interfaces with the domestic markets of several other countries.

•	Euroclear customers include banks, including central banks, securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other professional financial intermediaries.

•	Indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that have relationships with Euroclear customers.

•	All securities in Euroclear are held on a fungible basis. This means that specific certificates are not matched to specific securities clearance accounts.

Other Clearing Systems

      We may choose any other clearing system for a particular series of securities. The clearance and settlement procedures for the clearing system we choose will be described in the applicable prospectus supplement.

Primary Distribution

      The distribution of the securities will be cleared through one or more of the clearing systems that we have described above or any other clearing system that is specified in the applicable prospectus supplement. Payment for securities will be made on a delivery versus payment or free delivery basis. These payment procedures will be more fully described in the applicable prospectus supplement.

      Clearance and settlement procedures may vary from one series of securities to another according to the currency that is chosen for the specific series of securities. Customary clearance and settlement procedures are described below.

      We will submit applications to the relevant system or systems for the securities to be accepted for clearance. The clearance numbers that are applicable to each clearance system will be specified in the prospectus supplement.

Clearance and Settlement Procedures — DTC

      DTC participants that hold securities through DTC on behalf of investors will follow the settlement practices applicable to United States corporate debt obligations in DTC’s Same-Day Funds Settlement System, or such other procedures as are applicable for other securities.

      Securities will be credited to the securities custody accounts of these DTC participants against payment in same-day funds, for payments in US dollars, on the settlement date. For payments in a currency other than US dollars, securities will be credited free of payment on the settlement date.

Clearance and Settlement Procedures — Euroclear and Clearstream, Luxembourg

      We understand that investors that hold their securities through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures that are applicable to conventional Eurobonds in registered form for debt securities, or such other procedures as are applicable for other securities.

      Securities will be credited to the securities custody accounts of Euroclear and Clearstream, Luxembourg participants on the business day following the settlement date, for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

Secondary Market Trading

Trading between DTC Participants

      Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules. Secondary market trading will be settled using procedures applicable to United States corporate debt obligations in DTC’s Same-Day Funds Settlement System for debt securities, or such other procedures as are applicable for other securities.

      If payment is made in US dollars, settlement will be in same-day funds. If payment is made in a currency other than US dollars, settlement will be free of payment. If payment is made other than in US Dollars, separate payment arrangements outside of the DTC system must be made between the DTC participants involved.

Trading between Euroclear and/or Clearstream, Luxembourg Participants

      We understand that secondary market trading between Euroclear and/or Clearstream, Luxembourg participants will occur in the ordinary way following the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg. Secondary market trading will be settled using procedures applicable to conventional Eurobonds in registered form for debt securities, or such other procedures as are applicable for other securities.

Trading between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser

      A purchaser of securities that are held in the account of a DTC participant must send instructions to Euroclear or Clearstream, Luxembourg at least one business day prior to settlement. The instructions will provide for the transfer of the securities from the selling DTC participant’s account to the account of the purchasing Euroclear or Clearstream, Luxembourg participant. Euroclear or Clearstream, Luxembourg, as the case may be, will then instruct the common depositary for Euroclear and Clearstream, Luxembourg to receive the securities either against payment or free of payment.

      The interests in the securities will be credited to the respective clearing system. The clearing system will then credit the account of the participant, following its usual procedures. Credit for the securities will appear on the next day, European time. Cash debit will be back-valued to, and the interest on the securities will accrue from, the value date, which would be the preceding day, when settlement occurs in New York. If the trade fails and settlement is not completed on the intended date, the Euroclear or Clearstream, Luxembourg cash debit will be valued as of the actual settlement date instead.

      Euroclear participants or Clearstream, Luxembourg participants will need the funds necessary to process same-day funds settlement. The most direct means of doing this is to preposition funds for settlement, either from cash or from existing lines of credit, as for any settlement occurring within Euroclear or Clearstream, Luxembourg. Under this approach, participants may take on credit exposure to Euroclear or Clearstream, Luxembourg until the securities are credited to their accounts one business day later.

      As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to them, participants can choose not to preposition funds and will instead allow that credit line to be drawn upon to finance settlement. Under this procedure, Euroclear participants or Clearstream, Luxembourg participants purchasing securities would incur overdraft charges for one business day (assuming they cleared the overdraft as soon as the securities were credited to their accounts). However, interest on the securities would accrue from the value date. Therefore, in many cases, the investment income on securities that is earned during that one business day period may substantially reduce or offset the amount of the overdraft charges. This result will, however, depend on each participant’s particular cost of funds.

      Because the settlement will take place during New York business hours, DTC participants will use their usual procedures to deliver securities to the depositary on behalf of Euroclear participants or Clearstream, Luxembourg participants. The sale proceeds will be available to the DTC seller on the settlement date. For the DTC participants, then, a cross-market transaction will settle no differently than a trade between two DTC participants.

Special Timing Considerations

      You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the securities through Clearstream, Luxembourg and Euroclear on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

      In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream, Luxembourg and Euroclear on the same business day as in the United States. US investors who wish to transfer their interests in the securities, or to receive or make a payment or delivery of the securities, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream, Luxembourg or Euroclear is used.

CERTAIN UK AND US FEDERAL TAX CONSIDERATIONS

UNITED KINGDOM TAXATION

      The following summary is of a general nature and describes certain UK tax considerations that relate to the debt securities and is based on current UK law and UK Inland Revenue practice. It is the opinion of Freshfields Bruckhaus Deringer, our UK tax counsel. It is not tax advice. The comments relate only to the position of persons who are the absolute beneficial owners of their debt securities and any payments in respect of such debt securities and may not apply to certain classes of persons such as dealers and holders who are connected with us for relevant tax purposes. This section offers general guidance only and in particular does not discuss the UK tax treatment relevant to convertible or exchangeable securities, asset linked securities or securities issued at anything other than no discount or a fixed discount to their redemption amount.

      Please consult your own tax adviser concerning the consequences of owning these debt securities in your particular circumstances under UK law and the laws of any other taxing jurisdiction.

Interest Payments

      If debt securities are issued with a redemption premium, then any such premium may constitute interest for UK tax purposes and so be treated in the manner described below. References to “interest” in this section mean interest as understood in UK tax law. The statements below do not take account of any different definitions of interest which may prevail under any other law or which may be created by the terms and conditions of the debt securities or any related documentation.

      Payments of interest on debt securities issued by the Company will not be subject to withholding or deduction for or on account of UK taxation because the debt securities will be treated as “quoted Eurobonds” within the meaning of section 349 of the Income and Corporation Taxes Act 1988 (the “Act”) so long as they are listed on a “recognised stock exchange” within the meaning of Section 841 of the Income and Corporation Taxes Act 1988. The New York Stock Exchange will be a “recognised stock exchange” so long as it is registered with the SEC as a national securities exchange.

      Even if the debt securities do not qualify as “quoted Eurobonds”, the withholding obligation is disapplied in respect of payments to holders who the Company reasonably believes are either a UK resident company or a non-UK resident company carrying on a trade in the UK through a branch or agency (or through a UK permanent establishment, as regards accounting periods commencing on or after 1 January 2003) which is within the charge to corporation tax, or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless the Inland Revenue directs otherwise).

      In all other cases, payments of interest will generally be made after deduction of tax at the lower rate, which is currently 20%. Certain holders of debt securities who are resident in the United States may be entitled to receive payments free of deductions for or on account of UK tax under the United Kingdom — United States double taxation treaty and may therefore be able to obtain a direction to that effect from the appropriate taxation authority in the United Kingdom. Holders of debt securities who are resident in other jurisdictions may also be able to receive payment free of deductions or subject to a lower rate of deduction under an appropriate double taxation treaty and may be able to obtain a direction to that effect. However, such a direction will, in either case, only be issued on prior application to the relevant tax authorities by the holder in question. If such a direction is not in place at the time a payment of interest is made, the person making the payment will be required to withhold tax, although a holder of debt securities resident in another jurisdiction who is entitled to relief may subsequently claim the amount, or a proportion of the amount, as appropriate, withheld, from the UK Inland Revenue.

      The interest on debt securities issued by the Company will have a UK source for tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding. However, interest with a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a person who is not resident for tax purposes in the United Kingdom unless that person carries on a trade, profession or vocation in the United Kingdom through a branch or agency (or, for holders who are companies, in respect of accounting periods commencing on or after 1 January 2003, a permanent establishment) in the United Kingdom in connection with which the interest is received or to which the debt securities are attributable. There are certain exceptions for interest received by certain categories of agents (such as some brokers and investment managers).

Provision of Information

      Persons in the United Kingdom paying interest to or receiving interest on behalf of an individual (whether resident in the UK or elsewhere) may be required to provide certain information in relation to the payment and the individual concerned to the UK Inland Revenue. Interest for this purpose includes any amount to which a person holding a relevant discounted security is entitled on redemption of that security. The Inland Revenue may communicate information to the tax authorities of other jurisdictions.

Optional Tax Redemption

      In the earlier section entitled “Description of Debt Securities — Special Situations — Optional Tax Redemption” we set out the situations in which the Company may redeem any debt securities.

Disposal (including Redemption)

      A holder of debt securities who is resident in a jurisdiction outside the United Kingdom will not be liable to UK taxation in respect of a disposal (including redemption) of a debt security, any gain accrued in respect of a debt security or any change in the value of a debt security, unless, at the time of the disposal, the holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency (or, for corporate holders in respect of accounting periods beginning on or after 1 January 2003, a permanent establishment) and the debt security was used in or for the purposes of that trade, profession or vocation or acquired for the use by or for the purposes of the branch or agency permanent establishment or used or held for the purposes of the branch or agency or permanent establishment.

      In general holders which are within the charge to UK corporation tax (other than authorised unit trusts and open-ended investment companies) will be treated for tax purposes as realising profits, gains or losses in respect of the debt securities on a basis which is broadly in accordance with their statutory accounting treatment so long as the accounting treatment is in accordance with a mark-to-market basis or an accruals basis which is authorised for tax purposes. Such profits, gains and losses will be taken into account in computing taxable income for corporation tax purposes. With effect from the beginning of their first accounting period commencing on or after 1 October 2002, holders that are authorised unit trusts or open ended investment companies will be subject to the same taxation treatment in respect of the debt securities as other holders that are within the charge to UK corporation tax, other than (in each case) with respect to profits and losses of a capital nature in respect of the debt securities.

      If the holder is an individual resident in the United Kingdom, he or she may have to account for capital gains tax in respect of any gains arising on a disposal of a debt security, unless the debt securities are “qualifying corporate bonds” within the meaning of section 117 of the Taxation of Chargeable Gains Act 1992. If this is the case, neither chargeable gains nor allowable losses will arise on a disposal of the debt securities for the purposes of taxation of chargeable gains. Any capital gains would be calculated by comparing the sterling values on purchase and disposal of the securities, so a liability to tax could arise where the non-sterling amount received on a disposal was less than or the same as the amount paid for the debt securities.

      The provisions of the accrued income scheme (the “Scheme”) may apply to certain holders who are not subject to corporation tax, in relation to a transfer of the debt securities. On a transfer of securities with accrued interest the Scheme usually applies to deem the transferor to receive an amount of income equal to the accrued interest and to treat the deemed or actual interest subsequently received by the transferee as reduced by a corresponding amount. Generally, persons who are neither resident nor ordinarily resident in the UK and who do not carry on a trade in the UK through a branch or agency to which the debt securities are attributable will not be subject to the provisions of these rules.

      If the debt security was issued at a significant discount to its redemption amount then it may still be a “qualifying corporate bond” but all profits and losses on its disposal would be taxed as income. “Significant” means more than 15% of the redemption amount or, if less, more than  1/2% of the redemption amount multiplied by the number of years to redemption.

      A holder who is an individual and who has, on or after March 17, 1998, ceased to be resident or ordinarily resident for tax purposes in the United Kingdom for a period of less than five years of assessment and who disposes of debt securities during that period may be liable to UK taxation on chargeable gains arising during the period of absence, subject to any available exemption or relief.

Inheritance Tax

      A holder of debt securities who is domiciled within the United Kingdom will be liable to UK inheritance tax. Liability to UK inheritance tax may arise (subject to exemptions and reliefs) on a gift of debt securities or on the death of the individual holder.

      Holders of debt securities who have been resident in the United Kingdom for tax purposes for 17 out of the previous 20 tax years preceding the gift or their death will be treated as domiciled in the United Kingdom for inheritance tax purposes.

      If an individual is not domiciled (or deemed domiciled) in the United Kingdom there will be no UK inheritance tax liability in respect of registered debt securities where the register is kept outside the United Kingdom and provided transfer of the debt securities can only be effected by entry on such register. A holder of debt securities who is an individual domiciled outside the United Kingdom may be liable to UK inheritance tax if the register of the debt securities is maintained in the United Kingdom. Such liability may (subject to exemptions and reliefs) arise on a gift of debt securities by, or on the death of, an individual holder.

      Exemption from or reduction in any UK inheritance tax liability may be available for holders of debt securities who are resident in another jurisdiction with which the United Kingdom has a gifts and estates double taxation treaty.

      For UK inheritance tax purposes, a transfer of debt securities at less than full market value may be treated as a gift and particular rules apply where the donor reserves or retains some benefit.

      Special rules apply to debt securities held through trusts.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

      No liability for UK stamp duty or SDRT will arise on a transfer of, or an agreement to transfer, debt securities unless such securities carry:

•	a right of conversion into shares or other securities or to the acquisition of shares or other securities (including securities of the same description);

•	a right to interest, the amount of which is or was determined to any extent by reference to the results of, or of any part of, a business or to the value of any property;

•	a right to interest the amount of which exceeds a reasonable commercial return on the nominal amount of the capital; or

•	a right on repayment to an amount which exceeds the nominal amount of the capital and is not reasonably comparable with what is generally repayable (in respect of a similar nominal amount of capital) under the terms of issue of loan capital listed on the Official List of the London Stock Exchange.

Proposed European Union Directive on the Taxation of Savings

      On 3 June 2003 the Council of the European Union adopted a Directive on the taxation of savings income under which Member States will generally be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to or for an individual resident in that other Member State. Similar income for this purpose includes payments on redemption of the debt securities representing any discount on the issue of the Notes or any premium payable on redemption. Exceptionally (and for a transitional period only which will end after agreement on exchange of information is reached between the European Union and certain non-European Union states) Belgium, Luxembourg and Austria will instead be required to levy a withholding tax in respect of such payments unless the holder authorises the person making the payment to report the payment or presents a certificate from the relevant tax authority establishing exemption therefrom. The Directive will, subject to certain conditions being satisfied, apply from 1 January 2005. The attention of holders is drawn to the section entitled “Description of Debt Securities — Payment of Additional Amounts”.

UNITED STATES TAXATION

      The following are certain material United States federal tax consequences of ownership and disposition of the debt securities. This discussion only applies to debt securities that meet all of the following conditions:

•	they are purchased by those initial holders who purchase debt securities at the “issue price”, which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the debt securities are sold for money;

•	they are held as capital assets; and

•	they are held by United States Holders (as defined below).

      This discussion does not describe all of the tax consequences that may be relevant to a holder in light of his particular circumstances or to holders subject to special rules, such as:

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding debt securities as part of a hedge;

•	United States Holders (as defined below) whose functional currency is not the US dollar;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	persons that own, or are deemed to own, 10% or more of the voting stock of AstraZeneca PLC; or

•	persons carrying on a trade or business in the jurisdiction of the issuer through a permanent establishment.

      This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this Prospectus may affect the tax consequences described herein. Persons considering the purchase of debt securities are urged to consult their tax advisers with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

      As used herein, the term “United States Holder” means a beneficial owner of a debt security that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for US federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to US federal income taxation regardless of its source.

Payments of Interest

      Interest paid on a debt security will be taxable to a United States Holder as ordinary interest income at the time it accrues or is received in accordance with the Holder’s method of accounting for federal income tax purposes provided that the interest is qualified stated interest (as defined below). Interest income earned by a United States Holder with respect to a debt security will constitute foreign source income for United States federal income tax purposes, which may be relevant to a United States Holder in calculating the Holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, interest paid on the debt securities will constitute “passive income” or, for certain holders, “financial services income.” Special rules governing the treatment of interest paid with respect to original issue discount debt securities, including certain foreign currency debt securities, are described under “— Original Issue Discount” and “— Foreign Currency Debt Securities” below.

      Additional Amounts paid pursuant to the obligations described under “Description of Debt Securities — Payment of Additional Amounts” would be treated as ordinary interest income.

Original Issue Discount

      A debt security that is issued at an issue price less than its “stated redemption price at maturity” will be considered to have been issued at an original issue discount for federal income tax purposes (and will be referred to as an “original issue discount debt security”) unless the debt security satisfies a de minimis threshold (as described below) or is a short-term debt security (as defined below). The “stated redemption price at maturity” of a debt security will equal the sum of all payments required under the debt security other than payments of “qualified stated interest”. “Qualified stated interest” is stated interest unconditionally payable as a series of payments (other than in debt instruments of the issuer) at least annually during the entire term of the debt security and equal to the outstanding principal balance of the debt security multiplied by a single fixed rate of interest or, subject to certain conditions, a floating rate based on one or more indices.

      Floating rate debt securities providing for one or more qualified floating rates of interest, a single fixed rate and one or more qualified floating rates, an objective rate, or a single fixed rate and a single objective rate that is a qualified inverse floating rate will have qualified stated interest if interest is unconditionally payable at least annually during the term of the debt security at a rate that is considered to be a single qualified floating rate or a single objective rate under the following rules. If a floating rate debt security provides for two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the debt security, the qualified floating rates together constitute a single qualified floating rate. If interest on a debt instrument is stated at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate for a subsequent period, and the value of the variable rate on the issue date is intended to approximate the fixed rate, the fixed rate and the variable rate together constitute a single qualified floating rate or objective rate. Two or more rates will be conclusively presumed to meet the requirements of the preceding sentences if the values of the applicable rates on the issue date are within  1/4 of 1 percent of each other. If the floating rate does not meet these requirements, the debt security will be a contingent payment debt instrument subject to the rules discussed below under “Contingent Debt Obligations.” A United States Holder considering purchasing a floating rate debt security should carefully examine the prospectus supplement and should consult its tax advisor since the tax consequences to such holder of owning the floating rate debt security will depend, in part, on the particular terms of the floating rate debt security.

      If the difference between a debt security’s stated redemption price at maturity and its issue price is less than a de minimis amount, i.e.,  1/4 of 1 percent of the stated redemption price at maturity multiplied by the number of complete years to maturity, then the debt security will not be considered to have original issue discount.

      A United States Holder of original issue discount debt securities will be required to include any qualified stated interest payments in income in accordance with the Holder’s method of accounting for federal income tax purposes. United States Holders of original issue discount debt securities that mature more than one year from their date of issuance will be required to include original issue discount in income for federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to this income. Under this method, United States Holders of original issue discount debt securities generally will be required to include in income increasingly greater amounts of original issue discount in successive accrual periods.

      A Holder may make an election to include in gross income all interest that accrues on any debt security (including stated interest, acquisition discount, original issue discount, de minimis original issue discount, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) in accordance with a constant yield method based on the compounding of interest (a “constant yield election”).

      A debt security that matures one year or less from its date of issuance (a “short-term debt security”) will be treated as being issued at a discount and none of the interest paid on the debt security will be treated as qualified stated interest. In general, a cash method United States Holder of a short-term debt security is not required to accrue the discount for United States federal income tax purposes unless it elects to do so. Holders who so elect and certain other Holders, including those who report income on the accrual method of accounting for federal income tax purposes, are required to include the discount in income as it accrues on a straight line basis, unless another election is made to accrue the discount according to a constant yield method based on daily compounding. In the case of a Holder who is not required and who does not elect to include the discount in income currently, any gain realized on the sale, exchange or retirement of the short term debt security will be ordinary income to the extent of the discount accrued on a straight line basis (or, if elected, according to a constant yield method based on daily compounding) through the date of sale, exchange or retirement. In addition, those Holders will be required to defer deductions for any interest paid on indebtedness incurred to purchase or carry short term debt securities in an amount not exceeding the accrued discount until the accrued discount is included in income.

      Under applicable regulations, if the Company has an unconditional option to redeem a debt security prior to its stated maturity date, this option will be presumed to be exercised if, by utilizing any date on which the debt security may be redeemed as the maturity date and the amount payable on that date in accordance with the terms of the debt security as the stated redemption price at maturity, the yield on the debt security would be lower than its yield to stated maturity. If a United States Holder has an unconditional option to require redemption of a debt security prior to its stated maturity, the option is presumed exercised if the yield on the debt security, if the redemption option were exercised, would be higher than its yield to stated maturity. If an option is not in fact exercised, the debt security would be treated solely for purposes of calculating original issue discount as if it were redeemed, and a new debt security were issued, on the presumed exercise date for an amount equal to the debt security’s adjusted issue price on that date. If a debt security provides for conditional options to redeem (or otherwise calls for alternative payment schedules if a contingency occurs) and the timing and amount of the redemption price (or alternative payments) is known as of the issue date, the payment schedule that is significantly more likely than not to occur is used to determine the yield and maturity of the debt security.

Contingent Debt Obligations

      Special rules govern the tax treatment of debt obligations that are treated under applicable Treasury Regulations as providing for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant yield basis at an assumed yield determined at the time of issuance of the obligation. Adjustments will be required to these accruals when any contingent payments are made that differ from the payments calculated based on the assumed yield. Any gain on the sale, exchange, retirement or other disposition of a contingent debt obligation will be ordinary income.

Amortizable Bond Premium

      If a United States Holder purchases a debt security for an amount that is greater than the sum of all amounts payable on the debt security other than qualified stated interest, the holder will be considered to have purchased the debt security with amortizable bond premium. In general, amortizable bond premium with respect to any debt security will be equal in amount to the excess of the purchase price over the sum of all amounts payable on the debt security other than qualified stated interest and the holder may elect to amortize this premium, using a constant yield method, over the remaining term of the debt security. Special rules may apply in the case of debt securities that are subject to optional redemption. A United States Holder may generally use the amortizable bond premium allocable to an accrual period to offset qualified stated interest required to be included in such holder’s income with respect to the debt security in that accrual period. A Holder who elects to amortize bond premium must reduce his tax basis in the debt security by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the Holder and may be revoked only with the consent of the Internal Revenue Service.

      If a Holder makes a constant yield election (as described under “—Original Issue Discount” above) for a debt security with amortizable bond premium, such election will result in a deemed election to amortize bond premium for all of the Holder’s debt instruments with amortizable bond premium and may be revoked only with the permission of the Internal Revenue Service with respect to debt instruments acquired after revocation.

Sale, Exchange or Retirement of the Debt Securities

      Upon the sale, exchange or retirement of a debt security, a United States Holder will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the Holder’s adjusted tax basis in the debt security. Gain or loss, if any, will generally be US source income for purposes of computing a United States Holder’s foreign tax credit limitation. For these purposes, the amount realized does not include any amount attributable to accrued interest. Amounts attributable to accrued interest are treated as interest as described under “—Payments of Interest” above.

      Except as described below, gain or loss realized on the sale, exchange or retirement of a debt security will generally be capital gain or loss and will be long term capital gain or loss if at the time of sale, exchange or retirement the debt security has been held for more than one year. Exceptions to this general rule apply in the case of a short term debt security, to the extent of any accrued discount not previously included in the Holder’s taxable income. See “—Original Issue Discount.” In addition, other exceptions to this general rule apply in the case of certain, contingent debt securities and foreign currency debt securities. See “—Foreign Currency Debt Securities” below.

Foreign Currency Debt Securities

      The rules applicable to debt securities that are denominated in a currency or currency unit other than the US dollar (which we refer to as “foreign currency debt securities”) are complex and their application may depend on the holder’s particular US federal income tax situation. For example, various elections are available under these rules, and whether a holder should make any of these elections may depend on the holder’s particular federal income tax situation. United States Holders are urged to consult their own tax advisors regarding the US federal income tax consequences of the ownership and disposition of foreign currency debt securities.

      A United States Holder who uses the cash method of accounting and who receives a payment of qualified stated interest in a foreign currency (or who receives proceeds from a sale, exchange or other disposition attributable to accrued interest) with respect to a foreign currency debt security will be required to include in income the US dollar value of the foreign currency payment (determined based on a spot rate on the date the payment is received) regardless of whether the payment is in fact converted to US dollars at that time, and this US dollar value will be the United States Holder’s tax basis in the foreign currency.

      In the case of an accrual method taxpayer, a United States Holder will be required to include in income the US dollar value of the amount of interest income (including original issue discount, but reduced by amortizable bond premium to the extent applicable) that has accrued and is otherwise required to be taken into account with respect to a foreign currency debt security during an accrual period. The US dollar value of the accrued income will be determined by translating the income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. The United States Holder will recognize ordinary income or loss with respect to accrued interest income on the date the interest payment or proceeds from the sale, exchange or other disposition attributable to accrued interest is actually received. The amount of ordinary income or loss recognized will equal the difference between the US dollar value of the foreign currency payment received (determined based on a spot rate on the date the payment is received) in respect of the accrual period and the US dollar value of interest income that has accrued during the accrual period (as determined above). Rules similar to these rules apply in the case of a cash method taxpayer required to currently accrue original issue discount.

      A United States Holder may elect to translate interest income (including original issue discount) into US dollars at the spot rate on the last day of the interest accrual period (or, in the case of a partial accrual period, the spot rate on the last day of the taxable year) or, if the date of receipt is within five business days of the last day of the interest accrual period, the spot rate on the date of receipt. A United States Holder that makes this election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the Internal Revenue Service.

      Original issue discount and amortizable bond premium on a foreign currency debt security are to be determined in the relevant foreign currency. If an election to amortize bond premium is made, amortizable bond premium taken into account on a current basis shall reduce interest income in units of the relevant foreign currency. Exchange gain or loss is realized on amortized bond premium with respect to any period by treating the bond premium amortized in the period in the same manner as on the sale, exchange or retirement of the foreign currency debt security. Any exchange gain or loss will be ordinary income or loss as described below. If the election is not made, any loss realized on the sale, exchange or retirement of a foreign currency debt security with amortizable bond premium by a United States holder who has not elected to amortize the premium will be a capital loss to the extent of the bond premium.

      A United States Holder’s tax basis in a foreign currency debt security, and the amount of any subsequent adjustment to the holder’s tax basis, will be the US dollar value of the foreign currency amount paid for such foreign currency debt security, or of the foreign currency amount of the adjustment, determined on the date of the purchase or adjustment. A United States holder who purchases a foreign currency debt security with previously owned foreign currency will recognize ordinary income or loss in an amount equal to the difference, if any, between such United States holder’s tax basis in the foreign currency and the US dollar fair market value of the foreign currency debt security on the date of purchase.

      Gain or loss realized upon the sale, exchange or retirement of a foreign currency debt security that is attributable to fluctuations in currency exchange rates will be ordinary income or loss which will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates will equal the difference between (i) the US dollar value of the foreign currency principal amount of the debt security, determined on the date the payment is received or the debt security is disposed of, and (ii) the US dollar value of the foreign currency principal amount of the debt security, determined on the date the United States Holder acquired the debt security. Payments received attributable to accrued interest will be treated in accordance with the rules applicable to payments of interest on foreign currency debt securities described above. The foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by a United States holder on the sale, exchange or retirement of the foreign currency debt security. The source of the foreign currency gain or loss will be determined by reference to the residence of the Holder or the “qualified business unit” of the Holder on whose books the debt security is properly reflected. Any gain or loss realized by these holders in excess of the foreign currency gain or loss will be capital gain or loss (except in the case of a short term debt security, to the extent of any discount not previously included in the holder’s income).

Backup Withholding and Information Reporting

      Information returns may be filed with the Internal Revenue Service in connection with payments on the debt securities and the proceeds from a sale or other disposition of the debt securities. A United States Holder may be subject to United States backup withholding tax on these payments if the United States Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the United States Holder’s United States federal income tax liability and may entitle the United States Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

PLAN OF DISTRIBUTION

      We may sell the securities offered by this prospectus:

•	through underwriters;

•	through dealers;

•	through agents; or

•	directly to other purchasers.

      The prospectus supplement relating to any offering will identify or describe:

•	any underwriter, dealers or agents;

•	their compensation;

•	the net proceeds to us;

•	the purchase price of the securities;

•	the initial public offering price of the securities; and

•	any exchange on which the securities will be listed.

Underwriters

      If we use underwriters in the sale, they will acquire the securities for their own account and may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless we otherwise state in the prospectus supplement, various conditions to the underwriters’ obligation to purchase the securities apply, and the underwriters will be obligated to purchase all of the securities contemplated in an offering if they purchase any of the securities. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Dealers

      If we use dealers in the sale, unless we otherwise indicate in the prospectus supplement, we will sell securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices that the dealers may determine at the time of resale.

Agents and Direct Sales

      We may sell securities directly or through agents that we designate. The prospectus supplement will name any agent involved in the offering and sale and will state any commissions we will pay to that agent. Unless we indicate otherwise in the prospectus supplement, any agent is acting on a best efforts basis for the period of its appointment.

Contracts with Institutional Investors for Delayed Delivery

      If we indicate in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers from various institutional investors to purchase securities from it pursuant to contracts providing for payment and delivery on a future date that the prospectus supplement specifies. The underwriters, dealers or agents may impose limitations on the minimum amount that the institutional investor can purchase. They may also impose limitations on the portion of the aggregate amount of the securities that they may sell. These institutional investors include:

•	commercial and savings banks;

•	insurance companies;

•	pension funds;

•	investment companies;

•	educational and charitable institutions; and

•	other similar institutions as we may approve.

      The obligations of any of these purchasers pursuant to delayed delivery and payment arrangements will not be subject to any conditions. However, one exception applies. An institution’s purchase of the particular securities can not at the time of delivery be prohibited under the laws of any jurisdiction that governs:

•	the validity of the arrangements; or

•	the performance by us or the institutional investor.

Indemnification

      Agreements that we have entered into with underwriters, dealers or agents may entitle them to indemnification by us against various civil liabilities. These include liabilities under the Securities Act of 1933. The agreements may also entitle them to contribution for payments which they may be required to make as a result of these liabilities. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Market making

      Unless otherwise noted in the applicable prospectus supplement, each series of securities will be a new issue of securities without an established trading market. Various broker-dealers may make a market in the debt securities, but will have no obligation to do so, and may discontinue any market making at any time without notice. Consequently, it may be the case that no broker-dealer will make a market in securities of any series or that the liquidity of the trading market for the securities will be limited.

UK Selling Restrictions

      Unless otherwise noted in the applicable prospectus supplement, we will not offer any securities or any investments representing securities of any series to the public in the UK. Unless otherwise specified in any agreement which we may enter into, underwriters, dealers and/or agents in relation to the distribution of securities or any investments representing securities of any series and subject to the terms of any such agreement, any underwriter, dealer or agent in connection with an offering of securities or any investments representing securities of any series will represent and agree that:

•	it has not offered or sold and, prior to the expiry of the period of six months from the date of closing of each particular issue of securities, in respect of such securities it will not offer or sell any such securities or any investments representing such securities of such series to persons in the UK expect to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the UK within the meaning of the Public Offers of Securities Regulations 1995;

•	it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) with respect to anything done by it in relation to the securities or any investments representing securities of such series in, form or otherwise involving the UK; and

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue of the securities or any investments representing the securities (including without limitation the registration statement, the prospectus, any preliminary prospectus) in circumstances in which Section 21(1) of the FSMA does not apply to us or to the issuer of the securities.

VALIDITY OF SECURITIES

      Davis Polk & Wardwell, our US counsel will pass upon certain legal matters relating to the securities as to United States law. Freshfields Bruckhaus Deringer, our English solicitors, will pass upon certain matters of English law.

EXPERTS

      The consolidated financial statements of AstraZeneca PLC and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein in reliance upon the report of KPMG Audit Plc, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

EXPENSES

      The following are the estimated expenses (not including underwriting discounts and commissions) to be incurred by us in connection with the issuance and distribution of the securities registered under this Registration Statement:

Amount to be Paid

$
Securities and Exchange Commission registration fee	411,775 *
Legal fees and expenses	305,000
Accounting fees and expenses	84,500
Indenture Trustee’s fees and expenses	13,000

Total	814,275

*	A $258,620 fee was paid in connection with our previously filed registration statement on Form F-3 (File No. 33-83774).